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August 5, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

dlw 9/14

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JULY 31, 2005

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    1.1 Publication relating to the approval of the annual accounts and setting of the shareholder dividend, dated July 6, 2005.

2. OTHER PUBLIC DISCLOSURE

    2.1 Press releases through July 31, 2005.

    2.2 Declarations by Crédit Agricole listing transactions in its own shares.

    A. Declaration regarding transactions between July 15, 2005 and July 18, 2005, registered with the AMF on July 25, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publication relating to the approval of the annual accounts and setting of the shareholder dividend

Published in the BALO on July 6, 2005

Please see the attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published July 6, 2005, page 19642

This notice announces the approval of the annual accounts for fiscal year 2004, as published in the BALO on April 22, 2005, by the shareholders' general meeting held on May 18, 2005.

Part I of the notice is an extract from the minutes of the shareholders' meeting concerning the fourth resolution (Appropriation of income, setting of dividend and distribution of the final dividend). The shareholders decided to appropriate the net income for 2004 (€1 248 608 708.30) minus the balance carried forward (€162 173.67), i.e. a total of €1 248 446 534.63, as follows:

1. 5% of net profits, €62 430 435.42, to the legal reserve;

2. €972 524 808.42 to the payment of a dividend of €0.66 per share;

3. €213 491 290.79 to the balance carried forward.

Taking into account the interim dividend of €0.30 per share paid to shareholders on December 16, 2004, a dividend of €0.36 will be payable as from May 27, 2005. The interim dividend paid in 2004 qualifies for a tax credit, and natural persons are eligible for a tax allowance of 50% of the year's dividend, paid in 2005.

Parts II and III of the notice set out the auditors' reports on the annual and consolidated accounts. For an English language version of these documents, please refer to the update of the 2004 *Document de reference*, registered with the AMF on June 9, 2005, an English version of which was included as Exhibit 1.1 in the submission to the SEC for the month of June 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Press releases issued by Crédit Agricole

Through July 31, 2005

Please see attached.

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1 July 2005

Creation of Crédit Agricole Luxembourg

Press release

On 1 July, Crédit Agricole Indosuez Luxembourg and Crédit Lyonnais Luxembourg, which have been operating in the Grand Duchy for many years, merged to create Crédit Agricole Luxembourg, the Crédit Agricole Group's international private bank within the European Union. The new entity trades under the name Crédit Agricole Luxembourg Private Bank.

Also as of that date, the financial engineering and wealth management activities that Crédit Agricole Indosuez Conseil and Crédit Lyonnais Management Services have developed in Luxembourg were merged into Crédit Agricole Luxembourg Conseil, a wholly-owned subsidiary of Crédit Agricole Luxembourg.

These two mergers are the culmination of a process initiated 18 months ago within the Crédit Agricole Group's private banking business line, whose international scope encompasses mainly Crédit Agricole Suisse S.A. and Crédit Foncier de Monaco in addition to Crédit Agricole Luxembourg.

Crédit Agricole Luxembourg's ambition is to strengthen its presence in the European Union by developing a comprehensive range of wealth management advisory services for European customers underpinned by its combined expertise in asset management and in financial engineering and wealth management.

The new entity, which is centred on private banking, is now one of the major operators in the market with over 10 billion euros in assets under management.

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GROUPE
CAISSE D'EPARGNE

CRÉDIT AGRICOLE S.A.

caceis
INVESTOR SERVICES

Press release

Crédit Agricole and Groupe Caisse d'Epargne have signed the necessary agreements for the creation of CACEIS (Crédit Agricole-Caisse d'Epargne Investor Services)

(Paris, July 4, 2005) **– The final agreement whereby the Caisse d'Epargne and Crédit Agricole Groups will combine their respective businesses providing financial services for institutional customers will become definitive within the next few weeks once the remaining official authorizations have been received. CACEIS (Crédit Agricole-Caisse d'Epargne Investor Services) will be equally owned by Crédit Agricole SA (CA sa) and the Caisse Nationale des Caisses d'Epargne (CNCE).**

On December 17, both groups announced their plans to create a major financial institution by June 30, 2005 offering financial services to institutional and corporate customers in Europe by combining within a jointly owned entity all their "securities services" business lines, namely: depositary and custodian banking services (Crédit Agricole Investor Services Bank in Paris, Dublin and the Luxembourg, IXIS Investor Services in Paris and IXIS Urquijo in Madrid), fund administration (European Fastnet network and IXIS Administration de Fonds) and corporate trust services (CA-IS Corporate Trust and Euro Emetteurs Finance). The deadlines have been met and all the agreements between Crédit Agricole and the Groupe Caisse d'Epargne have been signed.

CACEIS will be equally owned by CA sa and the CNCE. The new financial institution will benefit from the financial strength of both its shareholders: it will have more than €300 million of Tier 1 shareholder equity and should generate net banking income of about €450 million in 2005, and gross operating income in excess of €90 million, with a total staff of approximately 2,300 employees, 40% of which will be based outside France.

With CACEIS, the Caisse Nationale des Caisses d'Epargne and Crédit Agricole S.A. are creating a front-ranking player enjoying an extensive presence in Europe (Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam):

- The top-ranking depositary bank for collective investment vehicles in France, the largest bank in terms of assets held with Euroclear France, and among the very largest European players with assets under custody in excess of €1,300 billion for the institutional customer segment alone,
- The top-ranking French fund administrator, and among the leading European players, totalling €640 billion in assets under administration, including the Fastnet network,

- Among the three leading corporate trust service providers in France, and a leading European transfer agent, totalling €600 billion in assets.

Jean Laurent, Chief Executive Officer of the Crédit Agricole Group, and Charles Milhaud, Chairman of Groupe Caisse d'Epargne, expressed their satisfaction at the conclusion of this initiative: *"It represents a major step in the consolidation of the securities services business in Europe. The shared values and strategic alignment of our two groups enabled us to bring this ambitious project to a successful conclusion, within the prescribed deadline, and will allow our customers to enjoy a particularly competitive offering and guaranteed continuity of service."*

www.caceis.com

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6 July 2005

2012 Olympic Games - Crédit Agricole thanks those who supported the Paris bid

Press release

The International Olympic Committee has selected London to be the host of the 2012 Olympic Games.

Crédit Agricole, which supported the Paris bid from the outset, applauds the professionalism and hard work of the bid committee, of which it was a partner.

We would also like to thank all the French citizens and sportspeople who were involved in the project and demonstrated their enthusiasm for the Games.

By supporting the Paris 2012 bid, Crédit Agricole once again showed its commitment to mass-appeal major sports projects, and to the Olympic values of fraternity and universality.

We would like to wish good luck to London in organising the 2012 Games, and especially to the sportspeople who will proudly represent France in this magnificent competition.

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7 July 2005

Agreement between Crédit Agricole S.A. and Tessi about CPR Billets

Crédit Agricole S.A. and Tessi have signed today the agreement to acquire a 80% interest in CPR Billets.

This agreement is subject to approval by the regulatory authorities.

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7 July 2005

Sofinco pursues its international expansion drive

Press release

Sofinco pursues its international expansion drive with the acquisition of CP Leasing in the Czech Republic and the finalization of the acquisition of Credilar in Portugal.

Sofinco has signed an agreement with the PPF group, one of the largest privately-owned financial groups in the Czech Republic, to acquire a 100% interest in **CP Leasing**. The deal will be completed once it has been cleared by the Czech competition authorities.

CP Leasing, which was founded in 1997 and operates in the Czech Republic, provides financing for vehicles, primarily under leasing agreements. It ranks among the ten largest leasing companies in its home market and its market share stands at around 10%. For 2004, CP Leasing posted new lease production of EUR137 million (excluding VAT), plus EUR3 million in other types of financing.

Its portfolio of leased assets is worth EUR166 million, and it posted 2004 net income of EUR6.7 million.

This acquisition will help Sofinco establish itself in the Czech automobile financing market, where it gradually intends to roll out its entire range of products.

Sofinco has also announced the acquisition of control in **Credilar**, a financing subsidiary of Portuguese bank Millennium bcp, under the agreement that was signed in late December 2004. Credilar's activities will be combined with those of Sofinco's own Portuguese subsidiary Credibom, giving rise to one of the largest players in the Portuguese market.

These two deals are part of Crédit Agricole SA's strategy of expanding in the European consumer lending business through a combination of organic growth and selective acquisitions to strengthen or round out its existing operations.

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11 July 2005

Appointments at Crédit Agricole Asset Management

Press release

The following appointments have been made within the Investment Department of **Crédit Agricole Asset Management (CAAM)**, headed by Pascal Blanqué:
- **Christian Dargnat**, Head of equity investment, asset allocation and arbitrage, and **Yves Coignard**, Deputy Head in charge of equity investment;
- **Michèle Jardin**, Head of strategy, trading, financial analysis, research and systems.

Christian Dargnat, 39, has a masters degree in economics and international finance (Paris IX Dauphine University). He began his career with Dresdner Kleinwort Benson in 1990 as a market economist, subsequently becoming head economist. He joined CAAM in 1996 as head of investment strategy. In 1999, he was appointed head of investment at CAAM Sgr Milan, a CAAM subsidiary, and in 2003, took over responsibility for CAAM's European equity funds. In January 2004, he became head of investment strategy and diversified funds.

Yves Coignard, 40, has a degree in economic statistics (ENSAE), a masters degree in algorithms and decision models and a doctorate in decision theory (Paris VI University). He is also a chartered financial analyst (AIMR). He began his career with Sofrecom-France Telecom in 1992 as an engineer and then joined Crédit Lyonnais Asset Management in 1995 as a quantitative analyst, subsequently becoming financial engineer in structured products from 1999-2001 and then co-head of product engineering from 2001-2003. In 2004, he was appointed head of research and index tracker funds at CAAM.

Michèle Jardin, 48, is a graduate of HEC Paris business school and is President of HEC's Banking, Finance and Markets Group and its Alumni Association. She began her career with BNP in 1979 as a financial analyst. In 1981, she joined Crédit Lyonnais' asset management department as a financial analyst, subsequently becoming US equity fund manager and then head of international equity funds. In 1995, she was appointed head of research at Crédit Lyonnais Securities London.
She joined CAAM in 1999 as head of diversified funds and investment strategy and was appointed head of financial analysis and central support functions in 2004.

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19 July 2005

Nomination on capital markets

Press release

Fabien Hajjar joins Calyon as Head of Equity Derivatives, reporting to Marc Litzler, Deputy Chief Executive Officer.

Fabien Hajjar, 36, had several key positions in the Equity Derivatives Department in Société Générale from 1992 to 2005. Based in New York until 1996, he then carried on several functions in Paris trading teams. From 2002 to 2005, he was Global Head of Options and Warrants Trading.

Fabien Hajjar is a graduate of Ecole Centrale Paris.

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CRÉDIT AGRICOLE
PRIVATE EQUITY

Paris, 20 July 2005

Press release

XENTION RAISES £11 MILLION IN PRIVATE EQUITY PLACEMENT

XENTION DISCOVERY LTD., an emerging pharmaceutical company specializing in ion channel drug discovery, announced today the closing of an £11 million ($20 million) Series B financing. New investors in the Company are ABN AMRO Capital of Amsterdam and Crédit Agricole Private Equity (CAPE) of Paris. Existing investors MVM, Quester, BTG International, Isis Equity Partners, Albany Ventures and Enterprise VCT plc all participated in the round alongside the new investors. ABN AMRO Capital led the financing.

"We are very pleased to have attracted such high caliber investors" commented Tim Brears, Xention's Chief Executive. "We look forward to working closely with our new investors and to making full use of their experience and expertise as we further develop our business and execute our strategy".

Sander Slootweg of ABN AMRO Capital and Philippe Guinot of Crédit Agricole Private Equity will join Xention's Board of Directors. "As new investors, we are very excited about the commercial opportunities afforded by Xention's unique approach to ion channel drug discovery. The Company's integrated approach, combining high throughput, functional screening with specialized chemistry know-how, has shown itself to be very powerful. Since its inception, and in record time, the Company has developed a broad pipeline of highly interesting ion channel modulators with block buster potential" commented Sander Slootweg. "The company is led by an experienced management team and fits well within CAPE's portfolio of pioneering biotechnology companies" added Philippe Guinot.

Xention will use the funds to advance its program in atrial fibrillation to clinical proof-ofconcept as well as progressing other programs in areas such as pain and type II diabetes. Key ion channel targets underlie each of these areas and Xention is developing novel chemistry to modulate these targets. "We have proven that our technology allows us to discover and develop drug candidates which act on ion channels, an important yet underexploited class of targets" said Tim Brears, "these funds will allow us to further develop and advance our programs in key areas of unmet medical need".

For further information, please contact:
Tim Brears
Chief Executive
Xention Discovery Limited
Tel: 01223 493900
Fax: 01223 493901
E-Mail: tim.brears@xention.com
WWW: www.xention.com

CRÉDIT AGRICOLE
PRIVATE EQUITY

About Xention:
Xention Discovery Ltd is a drug discovery company that utilizes proprietary technologies to accelerate the development of novel ion channel drugs, overcoming existing limitations in ion channel drug discovery. The Company uses true electrophysiological data and ion channel chemoinformatics to support medicinal chemistry and allow the development of drugs that are potent and selective and have preferred functional properties. Xention, which was founded in 2002, is a leader in ion channel drug discovery and has a number of programs in the cardiovascular, neurological and metabolic disease areas.

About ABN AMRO Capital:
ABN AMRO Capital/Life Sciences (AAC LS) is the venture arm of ABN AMRO Bank N.V. of the Netherlands. AAC LS builds and finances life sciences companies that develop worldclass technology with a clear focus on products for major markets. Of particular interest are businesses capable of improving the diagnosis and treatment of disease, as well as companies with technologies that accelerate drug discovery and development. Over the past 7 years, through investments in more than 30 companies in both Europe and the US, the AAC LS team has achieved considerable success and above average returns.
www.abnamrocapital.com

About Crédit Agricole Private Equity:
Crédit Agricole Private Equity is the asset management company of Crédit Agricole S.A., dedicated to private equity investments in unlisted companies. 35 professionals specialising in four activity segments (Expansion Capital & LBO, Venture Capital, Secondary Market, Mezzanine) manage €1.05 billion under French private equity mutual funds (FCPR and FCPI) and private equity companies (SCR). Crédit Agricole Private Equity advises business managers on their business development.
www.ca-privateequity.com

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20 July 2005

Georges Pauget takes over as Chief Executive from Jean Laurent on 12 September

Press release

The Board of Crédit Agricole S.A. met on 19 July.

It considered that under the management of Jean Laurent, the Group had successfully achieved two major projects, each having a significant impact on the Group:

- its initial public offering in December 2001
- the acquisition and integration of Crédit Lyonnais

The achievements have made the Group the uncontested leader in French retail banking and positioned it as the number one or number two in all its key business areas as well as substantially increasing its profitability.

The Board approved the guideline which consists in giving a new dimension to Crédit Agricole's international development, building on Calyon's international network and activities, on the successful international development of the SFS division, and its shareholdings in key European banks. The Board agreed to the further international development of the Group's asset management division, its retail banking network and its insurance business.

In order to initiate this new phase, the Board, on a proposal by its chairman, decided to reorganise the management and unanimously named Georges Pauget Chief Executive as of 12 September 2005. It will be Georges Pauget's responsibility to finalise the future development plans for the Crédit Agricole Group, scheduled to be presented this autumn.

The Board of Directors expressed its most sincere gratitude and thanks to Jean Laurent, who will continue to contribute to Group within the context of it future development projects.

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25 July 2005

Emporiki Bank

Press release

Crédit Agricole S.A. notes that Emporiki Bank has announced this morning the sale via an accelerated bookbuilding of its treasury shares representing 5.2 % of its share capital.

Crédit Agricole S.A. has decided, in view of the circumstances of this transaction and of present price conditions, not to take part in it.

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

July 25, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2A

English translation from French

Crédit Agricole S.A. AMF Notice published July 25, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 07/15/2005 AND 07/18/2005

date of transaction	number of shares	weighted average price	amount
sale on 07/15/2005	4 462	21.67	96 691.54
sale on 07/18/2005	25 651	21.73	557 396.23
	30 113	21.72	**654 087.77**

V. — **Observations des commissaires aux comptes sur les comptes annuels au 31 décembre 2004 modifiés par l'assemblée générale du 31 mai 2005.**

En application de l'article L. 232-23 du Code de commerce, nous vous présentons nos observations sur les modifications apportées par l'assemblée générale des actionnaires aux comptes annuels de la société CMP Banque au 31 décembre 2004.

Nous avons émis le 26 mai 2005 un rapport de certification sur le contrôle des comptes annuels de la société CMP Banque tels que joints dans notre précédent rapport.

Lors de l'assemblée générale du 31 mai 2005, les comptes annuels ont été modifiés dans leur présentation financière sur le point suivant : la provision pour risques de 1 488 K€ destinée à couvrir les risques sur les moratoires des créances restructurées dites « Neiertz » initialement comptabilisée dans les charges exceptionnelles a été reclassée en coût du risque dans le compte de résultat modifié.

Ce reclassement ne remet pas en cause nos conclusions telles qu'émises dans notre précédent rapport.

Paris, le 15 juin 2005.
Les commissaires aux comptes :

PATRICK-JEAN COTTIER ; Audy et Associés : JEAN-PIERRE AUDY; Associé-gérant.

VI. — **Rapport spécial des commissaires aux comptes.**

En notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

En application de l'article L. 225-40 du Code de commerce nous avons été avisés des conventions qui ont été ratifiées par votre assemblée générale du 17 décembre 2004.

Il ne nous appartient pas de rechercher l'existence de conventions, mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisées, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Conventions conclues au cours de l'exercice 2004 :

— Avec le Crédit municipal de Paris :

– Membres du conseil de surveillance concerné : Le Crédit municipal de Paris représenté par M. Jean Christophe Erard ;

– Une convention cadre qui règle toutes les questions relatives aux services conservant des fonctions transversales entre le Crédit municipal de Paris et CMP Banque et qui prévoit les conditions d'utilisation du service du contrôle interne.

Au titre de cette convention,

• les services dont le fonctionnement est assuré par CMP Banque pour le compte du Crédit municipal de Paris ont représenté un produit annuel de 698 708 €,

• les services dont le fonctionnement est assuré par le Crédit municipal de Paris pour le compte de CMP Banque ont représenté une charge annuelle de 1 034 939 €.

• Une convention d'occupation du domaine public pour une surface totale concédée de 5 047 mètres carrés qui se répartissent ainsi :

Paris : 4 846 mètres carrés, dont 3 864 mètres carrés à un prix de 300 € du mètre carré pour les surfaces de bureaux et 982 mètres carrés à un prix de 100 € du mètre carré pour la zone destinée à accueillir les archives,

Corbeil : 201 mètres carrés à un prix de 152 € du mètre carré.

Au titre de cette convention,

la redevance à la charge de CMP Banque payée au Crédit municipal de Paris s'est élevée à 1 287 952 € au titre de l'exercice 2004.

Paris, le 26 mai 2005.
Les commissaires aux comptes :

PATRICK-JEAN COTTIER ; Audy et Associés : JEAN-PIERRE AUDY; Associé-gérant.

VII. — **Rapport de gestion.**

Le rapport de gestion est tenu à la disposition du public et communiqué sur simple demande écrite adressée au CMP Banque (Direction financière).

92865

COFICO

(Filiale à 99,99 % de Vivendi Universal.)

Société anonyme au capital de 5 636 400 €.
Siège social : 42, avenue de Friedland, 75008 Paris.
318 414 190 R.C.S. Paris.

Les comptes annuels de l'exercice clos le 31 décembre 2004 approuvés par l'assemblée générale ordinaire du 20 mai 2005, ont été publiés dans le journal d'annonces légales « Les Petites Affiches » du 27 juin 2005, pages 65 et 66.

92723

COLAS GUADELOUPE SAS

(Filiale à 99,99 % de la Société Colas.)

Société par actions simplifiée au capital de 640 000 €.
Siège social : impasse Emile-Dessout, Z.I. Jarry, 97122 Baie-Mahault.
329 507 677 R.C.S. Pointe-à-Pitre.

Les comptes annuels au 31 décembre 2004, approuvés par l'assemblée générale du 20 mai 2005, ont été publiés dans « Le Quotidien Juridique » du 30 juin 2005.

92714

COLAS MARTINIQUE SAS

(Filiale à 99,99 % de la Société Colas.)

Société par actions simplifiée au capital de 800 000 €.
Siège social : ZIP Pointe des Grives, 97200 Fort-de-France.
329 395 909 R.C.S. Fort-de-France.

Les comptes annuels au 31 décembre 2004, approuvés par l'assemblée générale du 20 mai 2005, ont été publiés dans « Le Quotidien Juridique » du 30 juin 2005.

92716

CREDIT AGRICOLE S.A.

Société anonyme au capital de 4 420 567 311 €.
Siège social : 91-93, boulevard Pasteur, 75015 Paris.
784 608 416 R.C.S. Paris. — APE : 651 D.
Siren ou Siret : 784 608 416 00011.

Le mercredi 18 mai à 10 h 30, les actionnaires de Crédit agricole S.A., société anonyme au capital de 4 420 567 311 €, divisé en 1 473 522 437 actions de 3 € chacune, dont le siège social est situé au 91-93, boulevard Pasteur à Paris (15e), immatriculée sous le numéro 784 608 416 au registre du commerce et des sociétés de Paris, et les porteurs de parts des Fonds communs de placement d'entreprise (FCPE) « Crédit Agricole Avenir », « Crédit Agricole Alliance Classique » et « Crédit Agricole Alliance Multiple », se sont réunis à la Halle Tony Garnier, 20, place Antonin Perrin à (69007) Lyon, en assemblée générale mixte (ordinaire et extraordinaire) sur convocation du conseil d'administration.

Le quorum constaté en pourcentage est de 69,46 %.

L'assemblée générale a approuvé les comptes annuels de Crédit agricole S.A. (exercice clos le 31 décembre 2004) tels qu'ils ont été publiés au *Bulletin des Annonces légales obligatoires* n° 48 du 22 avril 2005.

I. — **Extrait du procès-verbal de l'assemblée générale mixte (ordinaire et extraordinaire) du 18 mai 2005.**

Quatrième résolution *(Affectation du résultat, fixation et mise en paiement du dividende).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, constate que le résultat net de l'exercice 2004 s'élève à 1 248 608 708,30 €.

En conséquence, l'assemblée générale décide d'affecter le bénéfice de l'exercice 2004 minoré du report à nouveau qui s'élève à – 162 173,67 €, soit une somme globale de 1 248 446 534,63 €, comme suit :

1. A la réserve légale, 5 % du bénéfice net de l'exercice, soit 62 430 435,42 € ;
2. A la distribution du dividende global, soit un montant total de 972 524 808,42 € au paiement du dividende net, égal à 0,66 € par action ;
3. Au report à nouveau, soit 213 491 290,79 €.

Compte tenu de l'acompte unitaire sur dividende de 0,30 € par action versé le 16 décembre 2004, le solde, d'un montant unitaire de 0,36 €, sera mis en paiement en numéraire à compter du 27 mai 2005.

Au cas où, lors de la mise en paiement du dividende, Crédit agricole S.A. détiendrait certaines de ses propres actions, la somme correspondant aux dividendes non versés en raison de la détention desdites actions sera affectée au compte « Report à nouveau » étant précisé que tous les pouvoirs sont donnés au conseil d'administration pour procéder à cette inscription.

Conformément aux dispositions de l'article 243 *bis* du Code général des impôts, il est précisé que l'acompte sur dividende versé en 2004 ouvre droit à l'avoir fiscal et que le solde du dividende, distribué en 2005, est éligible à la réfaction de 50 % mentionnée au 2° du 3 de l'article 158 du Code général des impôts bénéficiant aux seuls associés personnes physiques.

Il est rappelé, ci-après, le montant des dividendes mis en distribution au titre des trois exercices précédents et de l'avoir fiscal correspondant.

Exercice	Dividende	Avoir fiscal (*)	Total
2001	0,55 €	0,275 €	0,825 €
2002	0,55 €	0,275 €	0,825 €
2003	0,55 €	0,275 €	0,825 €

(*) L'avoir fiscal mentionné est indiqué au taux de 50 % ; dans certains cas, ce taux est différent.

Cette résolution est adoptée par 1 002 523 861 voix pour, 887 914 contre et 978 385 abstentions.

II. — Rapport général des commissaires aux comptes sur les comptes annuels.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2004, sur :

— le contrôle des comptes annuels de Crédit agricole S.A., tels qu'ils sont joints au présent rapport ;

— la justification de nos appréciations ;

— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant. Les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessous, nous attirons votre attention sur les points suivants exposés dans la note 2 de l'annexe concernant :

— Le changement de méthode résultant de l'application de l'avis n° 2004-05, du 25 mars 2004, du Conseil national de la comptabilité concernant les dispositions relatives aux médailles du travail ;

— Le changement de méthode résultant de l'application de la recommandation n° 2003-R.01 du 1er avril 2003, du Conseil national de la comptabilité relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires ;

— Le changement de méthode résultant de l'application des règlements du CRC n° 2004-16 et 2004-17 du 23 novembre 2004 relatifs aux informations à fournir sur la juste valeur des instruments financiers.

II. Justification de nos appréciations. — En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

1. Changement de méthodes comptables :

— Dans le cadre de notre appréciation des règles et principes comptables suivis par votre société, nous nous sommes assurés du bien-fondé des changements de méthodes comptables mentionnés ci-dessus ainsi que de leur présentation.

2. Estimations comptables :

— Comme indiqué dans la note 2 de l'annexe, votre société constitue des provisions pour couvrir les risques de crédit inhérents à ses activités. Nous avons revu les processus mis en place par la direction pour identifier et évaluer ces risques et déterminer le montant des provisions nécessaires ;

— Dans le cadre habituel de l'arrêté des comptes, la société procède à des estimations comptables significatives portant notamment, sur la valorisation des titres de participation et l'évaluation des engagements de retraite comptabilisés. Nous avons revu les hypothèses retenues et vérifié que ces estimations comptables s'appuient sur des méthodes documentées conformes aux principes décrits dans la note 2 de l'annexe.

Nous avons procédé à l'appréciation du caractère raisonnable de ces estimations.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie de ce rapport.

II. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle qui vous ont été communiquées dans le rapport de gestion, et à l'identité des détenteurs du capital qui vous ont été communiquées dans les annexes aux états financiers.

Le 17 mars 2005.

Les commissaires aux comptes :

Barbier Frinault & Autres
Ernst & Young :
VALÉRIE MEEUS ;

Pricewaterhousecoopers Audit :
GÉRARD HAUTEFEUILLE.

III. — Rapport des commissaires aux comptes sur les comptes consolidés.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Crédit agricole S.A. relatifs à l'exercice clos le 31 décembre 2004, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les changements de méthodes suivants, intervenus au cours de l'exercice et résultant de :

— l'application de l'avis n° 2004-05, du 25 mars 2004, du Conseil national de la comptabilité concernant les dispositions relatives aux médailles du travail (note 2.1 de l'annexe) ;

— l'application de la recommandation n° 2003-R-01 du 1er avril 2003, du Conseil national de la comptabilité relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires (notes 2.1, 2.1.13 et 25 de l'annexe) ;

— l'application par anticipation de l'intégralité des dispositions du règlement du CRC n° 2002-10 du 12 décembre 2002 relatif à l'amortissement et à la dépréciation des actifs (notes 2.1 et 2.1.11 de l'annexe ;

— l'application des règlements du CRC n° 2004-16 et 2004-17 du 23 novembre 2004 relatifs aux informations à fournir sur la juste valeur des instruments financiers (notes 2.1 et 24.1 de l'annexe) ;

— l'application de l'avis n° 2004-04 du 25 mars 2004 modifiant le règlement CRC n° 2002-09 du 12 décembre 2002 relatif aux règles de comptabilisation des instruments financiers à terme par les entreprises régies par le Code des assurances (note 2.1 de l'annexe).

II. Justification des appréciations. — En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

1. Changement de méthodes comptables : Dans le cadre de notre appréciation des règles et principes comptables suivis par votre société, nous nous sommes assurés du bien-fondé des changements de méthodes comptables mentionnés ci-dessus ainsi que de leur présentation.

2. Estimations comptables : Comme indiqué dans la note 2.1 de l'annexe, votre groupe constitue des provisions pour couvrir les risques de crédit inhérents à ses activités. Nous avons revu les processus mis en place par la direction pour identifier, évaluer ces risques et déterminer le montant des provisions nécessaires. Votre groupe utilise des modèles internes pour la valorisation des instruments financiers qui ne sont pas cotés sur des marchés organisés. A ce titre, nous avons revu le dispositif de contrôle des modèles de détermination des paramètres utilisés et de prise en compte des risques associés à ces instruments et vérifié que ces estimations comptables s'appuient sur des méthodes documentées conformes aux principes décrits dans les notes 1 et 2 de l'annexe.

Dans le cadre habituel de l'arrêté des comptes, le groupe procède à des estimations comptables significatives portant notamment, sur la valorisation des titres de participation non consolidés, la recouvrabilité des impôts différés et l'évaluation des écarts d'acquisition et des engagements de retraite comptabilisés. Nous avons revu les hypothèses retenues et vérifié que ces estimations comptables s'appuient sur des méthodes documentées conformes aux principes décrits dans les notes 2.1 et 2.2 de l'annexe.

Nous avons procédé à l'appréciation du caractère raisonnable de ces estimations.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III. Vérification spécifique. — Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Le 17 mars 2005.

Les commissaires aux comptes :

Barbier Frinault & Autres, Ernst & Young : VALÉRIE MEEUS ; Pricewaterhousecoopers Audit : GÉRARD HAUTEFEUILLE.

92854

CREDIT ET SERVICES FINANCIERS

Société anonyme au capital de 56 406 136 €.
Siège social : 9, rue du Faubourg Poissonnière, 75313 Paris Cedex 09.
303 477 319 R.C.S. Paris.

Les comptes annuels consolidés arrêtés au 31 décembre 2004, approuvés par l'assemblée générale du 25 mai 2005, ont été publiés dans les « Petites Affiches » du 24 juin 2005, n° 125, page 57.

92858

CREDIT FECAMPOIS

Société anonyme au capital de 5 468 750 €.
Siège social : 23, rue Alexandre-Legros, 76400 Fécamp.
345 650 105 R.C.S. Le Havre.

Les comptes annuels au 31 décembre 2004, approuvés par l'assemblée générale ordinaire du 24 mai 2005, ont été publiés dans le journal d'annonces légales « Les Affiches de Normandie » du 29 juin 2005.

92848

CREDIT IMMOBILIER DE L'AIN

Société anonyme au capital de 453 000 €.
Siège social : 7, rue de la Grenouillère, 01000 Bourg-en-Bresse.
757 201 025 R.C.S. Bourg en Bresse.

Les comptes annuels approuvés par l'assemblée générale ordinaire du 27 mai 2005 ont été publiés dans le journal d'annonces légales « La Côtière » n° 494 du 16 juin 2005.

92872

CREDIT IMMOBILIER DE BRETAGNE OUEST

Société anonyme au capital de 451 888 €.
Siège social : 17, boulevard de Kerguelen, BP 1249, 29102 Quimper Cedex.
375 880 143 R.C.S. Quimper.

Les comptes annuels au 31 décembre 2004 approuvés par l'assemblée générale ordinaire du vendredi 27 mai 2005, ont été publiés dans le journal d'annonces légales intitulé « Le Progrès de Cornouaille » du samedi 4 juin 2005.

92775

SOCIETE ANONYME DE CREDIT IMMOBILIER DE FRANCE 60

Société anonyme au capital de 1 831 886,70 €.
Siège social : 5, rue de Tapisserie, 60000 Beauvais.
525 820 999 R.C.S. Beauvais.

Conformément au règlement n° 91-01 du Comité de réglementation bancaire du 16 janvier 1991, la Société de crédit immobilier de France 60 déclare avoir publié ses comptes annuels arrêtés au 31 décembre 2004 et approuvés par l'assemblée générale ordinaire du 26 mai 2005 dans « Le Parisien » édition de l'Oise n° 18910 du 27 juin 2005.

92677

CREDIT IMMOBILIER DE FRANCE VIVARAIS

Société anonyme au capital de 40 800 €.
Siège social : 26, allées de la Guinguette, 07205 Aubenas Cedex.
385 720 370 R.C.S. Aubenas (57 B 37).

Les comptes au 31 décembre 2004, approuvés par l'assemblée générale du 30 mai 2005 et par le commissaire aux comptes, ont été publiés dans le journal d'annonces légales « L'Hebdo de L'Ardèche », du 17 juin 2005, page 49 et du 24 juin 2005, page 44.

92741

SOCIETE ANONYME DE CREDIT IMMOBILIER LA RUCHE

Société anonyme au capital de 66 430 €.
Siège social : 33, rue du Faubourg de Bourgogne, BP 51557, 45005 Orléans Cedex 1.
085 781 854 R.C.S. Orléans.

Documents comptables approuvés lors de l'assemblée générale ordinaire du 23 mai 2005.

I. — **Bilan au 31 décembre 2004.**
(En milliers d'euros.)

Actif	31/12/04	31/12/03
Caisse, banques centrales, C.C.P.	3 084	2
Créances sur les établissements de crédits	325	1 065
Opérations avec la clientèle	351	351
Actions et autres titres à revenu variable	960	2 623
Participations et autres titres détenus à long terme	37 213	38 302
Parts dans les entreprises liées	15 478	14 959
Immobilisations incorporelles	5	7
Immobilisations corporelles	1 207	1 198
Autres actifs	233	211
Comptes de régularisation	8	9
Total actif	58 864	58 727

(Contre-valeur € des actifs en devise)

Passif	31/12/04	31/12/03
Autres passifs	144	173
Comptes de régularisation	40	33
Provisions pour risques et charges	18	52
Capitaux propres hors fonds pour risques bancaires généraux	58 662	58 469
Capital souscrit	66	66
Primes d'émission	62	62
Réserves	58 338	57 502
Résultat de l'exercice	196	839
Total passif	58 864	58 727

II. — **Compte de résultat.**

	31/12/04	31/12/03
Intérêts et produits assimilés	29	33
Revenus des titres à revenu variable	756	933

Approval of the annual accounts, the consolidated accounts, the appropriation of income and the regulated agreements

(2nd, 3rd, 4th and 5th resolutions)

You are asked to vote to approve the annual and consolidated accounts of Crédit Agricole S.A. for the year ended 31 December 2004, as well as the appropriation of income, which totals €1,248,608,708.30.

Your Board of Directors proposes that the general meeting resolves to declare and distribute a dividend of €0.66 per share. We remind you that an interim dividend of €0.30 was distributed to shareholders on 16 December 2004. The balance would amount to €0.36 and would be payable as from 27 May 2005. It should be noted that the interim dividend paid out in 2004 qualifies for a tax credit and that natural persons are eligible for a tax allowance of 50 percent of the balance of the year's dividend, paid out in 2005.

You will also be asked to approve the agreements governed by L225-38 *et seq.* of the French Commercial Code (Code du commerce), which are described in the auditors' special report.

The Board of Directors' annual management report for 2004, which is summarised in this document, contains information on the management of the business during financial 2004, on the annual and consolidated accounts, as well as on the proposed appropriation of income for the past financial year. Shareholders who wish to receive the full report or the auditors' reports may so request using the form attached as the last page of this notice.

Board of Directors

(6th to 14th resolutions)

Your Board of Directors proposes that you:

- appoint two new directors:

• Mr Alain David, Chairman of the Ille-et-Vilaine Crédit Agricole Regional Bank, to replace Mr Jean Le Brun, who has reached the mandatory retirement age, for the remaining portion of Mr Le Brun's term of office;

• Mr Philippe Camus, Executive Chairman of EADS, to replace Mr Gérard Mestrallet, who is not standing for re-election;

- and extend the terms of seven directors for a three-year period or until the annual general meeting called to approve the accounts of financial 2007:

• Mr René Carron, Chairman of Crédit Agricole S.A. and of the Savoies Crédit Agricole Regional Bank;

• Mr Alain Dieval, Chief Executive Officer of the Nord de France Crédit Agricole Regional Bank;

• Mr Daniel Lebègue, Chairman of Institut Français des Administrateurs;

• Mr Michel Michaut, Chairman of the Champagne-Bourgogne Crédit Agricole Regional Bank;

• Mr Jean-Claude Pichon, Chief Executive Officer of the Midi Crédit Agricole Regional Bank;

• Mr Xavier Fontanet, Chairman and Managing Director of Essilor International;

• Mr Corrado Passera, Chief Executive Officer of Banca Intesa.

Allocation of directors' fees

(15th resolution)

Pursuant to the provisions of Article L.225-45 of the Commercial Code, your Board proposes that the directors be allotted the same total fees for the functions they performed in 2005 as they received the previous year, or an aggregate sum of €670,000.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W
WASHINGTON, DC 20006-1801

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN-KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

AVOCATS AU BARREAU DE PARIS
12, RUE DE TILSITT
75008 PARIS
01 40 74 68 00
FAX
01 45 63 66 37
WWW.CLEARYGOTTLIEB.COM

ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL

September 7, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH AUGUST 31, 2005

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

1.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of EUR 8,000,000 Fixed Rate & Equity Linked Interest Notes due September 2013, which may be increased up to EUR 30,000,000, dated June 23, 2005.

B. Pricing Supplement relating to the issuance of JPY 1,200,000,000 Callable Fixed Rate/Index Linked Notes due June 2017, dated June 24, 2005.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

2.1 Summary of assets and liabilities as at June 30, 2005, published on August 15, 2005.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through August 31, 2005.

3.2 Declarations by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between August 1, 2005 and August 5, 2005, registered with the AMF on August 9, 2005.

B. Declaration regarding transactions between August 16, 2005 and August 19, 2005, registered with the AMF on August 25, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1A

EUR 8,000,000 Fixed Rate & Equity Linked Interest Notes due September 2013, which may be increased up to EUR 30,000,000

June 23, 2005

Please see attached.

PRICING SUPPLEMENT

June 23, 2005

SUBSCRIBERS MUST BE AWARE THAT, EXCEPT FOR THE FIRST INTEREST PERIOD, INTEREST PAYABLE UNDER THE NOTES DEPENDS ON THE PERFORMANCE OF A BASKET OF UNDERLYING SHARES AND MAY, UNDER CERTAIN CIRCUMSTANCES (AS FURTHER DESCRIBED BELOW), BE EQUAL TO ZERO

Crédit Agricole S.A.

Issue of EUR 8,000,000 Fixed Rate & Equity Linked Interest Notes due September 2013, which may be increased up to EUR 30,000,000 (the "Notes")

(Commercial denomination: CRELAN DYNAMIC COUPON II)

under the U.S.$20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9th July, 2004. -This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	Not Applicable
2.	(i)	Series Number:	106
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 8,000,000, which may be increased up to EUR 30,000,000
5.		Issue Price:	102.25 per cent. of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 5,000 and EUR 1,000
7.	(i)	Issue Date:	9 September 2005
	(ii)	Interest Commencement Date	Issue Date
8.		Maturity Date:	9 September 2013
9.		Interest Basis:	5 per cent. Fixed Rate (gross) and Equity Linked Interest (further particulars specified below and in Schedule A attached)
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/ Payment Basis:	- From the Interest Commencement Date to the first Interest Payment Date (excluded), the Notes shall bear interest at a Fixed Rate (further particulars specified below) - From September 9, 2006 (included) to Maturity Date (excluded) the Notes shall bear interest at an Equity Linked Interest Rate (further particulars specified below)
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Unsubordinated
14.	Listing:	None
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	5.00 per cent. par annum (gross)
	(ii)	Interest Payment Date(s):	September 9, 2006 subject to the Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	EUR 50 for the Notes with a Specified Denomination of EUR 1,000 ; Such Fixed Amount shall not be adjusted : there will be no corresponding adjustment of the amount of interest payable on the Interest Payment Date if such Interest Payment Date falls on a day which is not a Business Day and is therefore postponed according to the Following Business Day Convention EUR 250 for the Notes with a Specified Denomination of EUR 5,000 ; Such Fixed Amount shall not be adjusted : there will be no corresponding adjustment of the amount of interest payable on the Interest Payment Date if such Interest Payment Date falls on a day which is not a Business Day and is therefore postponed according to the Following Business Day Convention
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction (Condition 5(j)):	30/360
	(vi)	Determination Date(s):	Not Applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Notes shall bear a Fixed Rate Interest for one single period starting from September 9, 2005 (included) to September 9, 2006 (excluded),
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Applicable after the first Interest Period
	(i) Index /Formula:	See Schedule A
	(ii) Calculation Agent responsible for calculating the interest due:	Crédit Agricole Investor Services Corporate Trust Co-Calculation Agent : CALYON
	(iii) Provisions for determining coupon and/or redemption amount where calculation by reference to Index and/or Formula is impossible or impracticable:	See Schedule A
	(iv) Interest Period	See Schedule A
	(v) Specified Interest Payment Dates	See Schedule A
	(vi) Business Day Convention	Following Business Day Convention
	(vii) Business Centre(s) (Condition 5(j))	TARGET Brussels and London
	(viii) Maximum Rate of Interest	Not Applicable
	(ix) Minimum Rate of Interest	0.00 per cent. per annum
	(x) Day count Fraction	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option:**	Not Applicable
22.	**Put Option:**	Not Applicable
23.	Final Redemption Amount of each Note:	100 per cent. per Note (i.e. EUR 1,000 for the Notes with a Specified Denomination of EUR 1,000 and EUR 5,000 for the Notes with Specified Denomination of EUR 5,000))
24.	Early Redemption Amount	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply, provided that, notwithstanding anything written to the contrary in Condition 6(b)(ii) any Early Redemption Amount shall be determined according to the provisions of Schedule C attached.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26.	Financial Centre(s) (Condition 7(h) or other special provisions relating to payment dates:		TARGET Brussels and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable

32.	(i)	Other terms or special conditions:	(a) Notwithstanding anything to the contrary written in Condition 14, all notices to the Noteholders shall be validely given if published in one or several leading newspapers in Belgium (which are expected to be *l'Echo* and *De Tijd*) (b) Condition 16(b) shall be supplemented by the following: In addition to the Issuer's irrevocable submission to the jurisdiction of the High Court of Justice in England, the Issuer also irrevocably submits to the jurisdiction of the Courts of the kingdom of Belgium. For this purpose, the Issuer elects legal and special domicile at Calyon (Brussels branch), Drève du Prieuré 19, 1160 Brussels, Belgium, where any legal proceedings in Belgium may be served. The Issuer waives any objection to Proceedings in such courts on the ground that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of the holders and shall not affect the rights of any of them to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not)

		(c) The Issuer irrevocably appoints Calyon (Brussels branch), Drève du Prieuré 19, 1160 Brussels, Belgium, as its agent in Belgium to receive, for it and on its behalf, service of process in any Proceedings in Belgium. Such service shall be deemed completed on delivery to such process agent (whether or not it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in Brussels, the Issuer irrevocably agrees to appoint a suitable alternative process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 14. Nothing shall affect the right to serve process in any manner permitted by law. In connection with any Proceedings in Belgium, the Issuer agrees that the holders will have the option to be collectively represented (in accordance with all applicable laws and customary practice in Belgium). Holders (whether or not collectively represented) shall have equal status irrespective of their domicile.
	(ii) Applicable tax regime for the Notes:	Condition 8 applies, and the Notes are issued (or deemed to be issued) outside France.

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	2.25 per cent. of the Aggregate Nominal Amount.
34.	If non-syndicated, name of Dealer:	S.A. Crédit Agricole/N.V. Landbouwkrediet
35.	Additional selling restrictions:	Notes have been registered for public distribution in the territory of the kingdom of Belgium. Sale of the Notes to the public will be restricted to this territory in compliance with any applicable Belgian law without prejudice to the selling restrictions stated in the Offering Circular which are particular to specific jurisdictions or otherwise provided for and applicable in other jurisdictions not listed in the Offering Circular.

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0221083446
37.	Common Code:	22108344
38.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent** Crédit Agricole Investor Services Corporate Trust S.N.C., 91-93 Boulevard Pasteur, 75710 Paris Cedex 15 **Registrar, Exchange Agent, Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom **Luxembourg Paying Agent** Crédit Agricole Investor Services Bank Luxembourg S.A. 39, allée Scheffer P.O. Box 1104 Luxembourg **Belgian Paying Agent** S.A. Crédit Agricole/N.V. Landbouwkrediet Bd Sylvain Dupuislaan 251 1070 Brussels, Belgium **Calculation Agent** Crédit Agricole Investor Services Corporate Trust S.N.C., 91-93 Boulevard Pasteur, 75710 Paris Cedex 15 **Co-Calculation Agent** CALYON 9, quai du Président Paul Doumer, 92400 Courbevoie, France

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42.	The Aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of EUR/USD 1.2090, producing a sum of (for Notes not denominated in U.S. dollars):	USD 18,135,000 which may be increased up to USD 36,270,000

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

SCHEDULE A
CALCULATION OF INDEX LINKED INTEREST AMOUNTS

(This Schedule forms part of the Pricing Supplement to which it is attached and is subject to the provisions of Schedule B)

Subject as provided below, the Interest Amount payable per Note in respect of each Interest Period$_t$ shall be an amount in EUR calculated by the Calculation Agent by multiplying the relevant interest rate (as specified below) by the Specified Denomination, and rounding the resultant figure to the nearest cent of Euro, half a cent of Euro being rounded upwards.

The interest rate in respect of an Interest Period$_t$ (to the exclusion of Interest Period$_1$) (hereinafter defined as the "**Rate of Interest$_t$**" with t = 2 to 8) shall be equal to the sum of:

- the interest rate determined by the Calculation Agent in respect of the Interest Period$_{t-1}$ (the Rate of Interest$_{t-1}$); and
- the Equity Rate$_t$,

provided that:
- Rate of Interest$_t$ shall not be strictly lower than zero.
- Rate of Interest$_1$ in respect of Interest Period$_1$ shall be a Fixed Rate as specified in item 16 of the Pricing Supplement hereabove.

In this Schedule A, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"**Equity Rate$_t$**" (with t = 2 to 8) means the percentage determined by the Calculation Agent on the Valuation Date$_t$ according to the following formula:

15% x Average of the Three Worst Performances$_t$

"Company" means, in respect of any Share, the issuer of such Share, the description of which appears in Schedule D below;

"EUR" the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the third stage of the European Community.

"Exchange Business Day" means in respect of each Share, any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Stock Exchange and the Related Exchange including a day on which trading on such Stock Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time;

"Initial Fixing Date" means 9 September 2005 provided that:

(A) if in respect of any Share, such date is not an Exchange Business Day, such date shall be postponed to the first succeeding Exchange Business Day for all Shares; and

(B) if in respect of any Share, a Market Disruption Event occurs on the Initial Fixing Date, then the Initial Fixing Date for all Shares shall be the first succeeding Exchange Business Day on which there is no Market Disruption Event, unless there is a Market Disruption Event on each of the five Exchange Business Days immediately following the original date that, but for the Market Disruption Event, would have been the scheduled Initial Fixing Date. In that case, that fifth Exchange Business Day shall be deemed to be such Initial Fixing Date notwithstanding the Market Disruption Event and the Calculation Agent shall determine its good faith estimate of the closing price or Prezzo di Riferimento (as the case may be) for the Share that what would have prevailed but for that Market Disruption Event on that fifth Exchange Business Day.

"Initial Price" means, subject to the provisions of Schedule B:

(i) in respect of any Share other than an Italian Share, the closing price of such Share on the relevant Stock Exchange on the Initial Fixing Date, as determined by the Calculation Agent, and

(ii) in respect of any Italian Share, the Prezzo di Riferimento of such Share on the relevant Stock Exchange on the Initial Fixing Date, as determined by the Calculation Agent.

"Interest Period" means the period from (and including) a Specified Interest Payment Date (or the Interest Commencement Date in respect of the first Interest Period) to (but excluding) the next (or first) Specified Interest Payment Date. For the purposes thereof, **"Interest Period$_t$"** shall refer to the "t"th Interest Period with t = 1 to 8.

"Market Disruption Event" means in respect of any Share, the occurrence or existence on any Exchange Business Day during the one hour period that ends at the close of trading in respect of such Share of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange for that Share or otherwise) in (A) the Share on the Stock Exchange for that Share or (B) any options contracts relating to the Share on the Related Exchange for that Share if, in any such case, that suspension or limitation is, in the determination of the Calculation Agent, material.

"Portfolio" means a basket initialy composed of the Shares specified in the table below, as the same may be varied, exchanged or substituted for other Shares from time to time by the Calculation Agent in accordance with the provisions of Schedule B, provided that the Calculation Agent shall use its reasonable endeavours at all times to maintain in the Portfolio the same number of Shares as comprised in the Portfolio (as reduced on each Valuation Date according to the provisions below).

On each Valuation Date$_t$ but starting as of Valuation Date$_2$ only, the Share having the Worst Performance will be definitively and irrevocably excluded from the composition of the Portfolio from such Valuation Date$_t$ to the Valuation Date$_7$ and in respect of the Interest Period$_{t+1}$ to Interest Period$_8$. For the avoidance of doubt, no Share shall be excluded from the composition of the Portfolio pursuant to this provision on Valuation Date$_1$.

Shares comprised in the Portfolio
(as of the Issue Date)

Name of Share / Company	Country	Stock Exchange	Related Exchange	Bloomberg Code	ISIN Code
British American Tobacco PLC	United Kingdom	London Stock Exchange	LIFFE	BATS LN	GB0002875804
Coca-Cola Co/The	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	KO US	US1912161007
Diageo PLC	United Kingdom	London Stock Exchange	LIFFE	DGE LN	GB0002374006
HJ Heinz Co	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	HNZ US	US4230741039
Iberdrola SA	Spain	Madrid Stock Exchange	Madrid Stock Exchange	IBE SM	ES0144580018
International Business Machines Corp	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	IBM US	US4592001014
Johnson & Johnson	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	JNJ US	US4781601046
Nestle SA	Switzerland	Virt-x	EUREX	NESN VX	CH0012056047
Nissan Motor Co Ltd	Japan	Tokyo Stock Exchange	Osaka Securities Exchange	7201 JP	JP3672400003
PepsiCo Inc	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	PEP US	US7134481081
Procter & Gamble Co	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	PG US	US7427181091
Repsol YPF SA	Spain	Madrid Stock Exchange	Madrid Stock Exchange	REP SM	ES0173516115
Seven-Eleven Japan Co Ltd	Japan	Tokyo Stock Exchange	Osaka Securities Exchange	8183 JP	JP3423000003
Southern Co/The	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	SO US	US8425871071
Takeda Pharmaceutical Co Ltd	Japan	Tokyo Stock Exchange	Osaka Securities Exchange	4502 JP	JP3463000004
UniCredito Italiano SpA	Italy	Borsa Italiana	IDEM	UC IM	IT0000064854
Vivendi Universal SA	France	Euronext Paris	MONEP/EUREX	EX FP	FR0000127771
Vodafone Group PLC	United Kingdom	London Stock Exchange	LIFFE	VOD LN	GB0007192106
Wal-Mart Stores Inc	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	WMT US	US9311421039
Wells Fargo & Co	United states	New-York Stock Exchange	Chicago Board Options Exchange / Chicago Mercantile Exchange	WFC US	US9497461015

"**Prezzo di Riferimento**" means, in respect of any Italian Share the weighted average of the prices of the last 10% traded volume on the Share on the relevant Stock Exchange on the Initial Fixing Date or a Valuation Date$_t$, as the case may be, as determined by the Calculation Agent.

"**Reference Price$_t$**" means, in respect of an Interest Period$_t$ and subject to the provisions of Schedule B:

(i) in respect of any Share other than an Italian Share, the closing price of such Share on the relevant Stock Exchange on the Valuation Date$_t$, as determined by the Calculation Agent, and

(ii) in respect of any Italian Share, the Prezzo di Riferimento of such Share on the relevant Stock Exchange on the Valuation Date$_t$, as determined by the Calculation Agent.

"**Related Exchange**" means, in relation to a Share, the regulated futures and options exchange in the jurisdiction of the Stock Exchange of the relevant Company on which futures and/or options contracts, as the case may be, relating to such Share are traded, as determined by the Calculation Agent and which, as of the date hereof, is the Related Exchange specified in relation to such Share in the table displayed in the definition of "Portfolio" or such other exchange as may replace such exchange (whether following an exchange or substitution of a Share or otherwise).

"**Share**" means an ordinary share of a Company comprised in the Portfolio (as reduced by one Share on each Valuation Date$_t$), whose name is specified in the table appearing in the definition of "Portfolio" above, as may be exchanged or substituted from time to time by the Calculation Agent in accordance with the provisions of Schedule B.

"**Share Performance$_t$**" means, in respect of each Interest Period$_t$ and of each Share in the Portfolio, the rate determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Reference Price}_t}{\text{Initial Price}} - 1$$

"**Specified Interest Payment Date**" means 9 September in each year from (and including) 9 September 2006 to (and including) the Maturity Date. The Following Business Day Convention (as specified in Condition 5(b)(ii)) shall be applicable in respect of such Specified Interest Payment Date. For the purposes thereof, "**Specified Interest Payment Date$_t$**" shall refer to the "t"th Specified Interest Payment Date with t = 1 to 8;

"**Stock Exchange**" means, in respect of any Share, at any time, and from time to time, the principal regulated stock exchange on which the Share is traded and which, as of the date hereof, is the exchange which appears beside the name of such Share in the table under the definition of "Portfolio", or any other successor exchange which may replace such exchange;

"**Valuation Date$_t$**" (with t = 2 to 8) means, 27 August 2007, 26 August 2008, 26 August 2009, 26 August 2010, 26 August 2011, 27 August 2012 and 26 August 2013,

Provided that:

(A) if in respect of any Share, any such date is not a Exchange Business Day, such date shall be postponed to the first succeeding Exchange Business Day for all Shares; and

(B) if in respect of any Share, a Market Disruption Event occurs on a Valuation Date, then the Valuation Date for all Shares shall be the first succeeding Exchange Business Day on which there is no Market Disruption Event, unless there is a Market Disruption Event on each of the five Exchange Business Days immediately following the original date that, but for the Market Disruption Event, would have been the scheduled Valuation Date. In that case, that fifth Exchange Business Day shall be deemed to be such Valuation Date notwithstanding the Market Disruption Event and the Calculation Agent shall determine its

good faith estimate of the closing price or Prezzo di Riferimento (as the case may be) that would have prevailed but for that Market Disruption Event on that third Exchange Business Day;.

For the avoidance of doubt, as the Rate of $Interest_1$ in respect of Interest $Period_1$ is a Fixed Rate as specified in item 16 of the Pricing Supplement hereabove, there is no Valuation $Date_1$ in respect of such Interest $Period_1$.

"Worst Performance" means, in respect of any Interest $Period_t$, the lowest Share $Performance_t$ amongst all Shares $Performances_t$ as determined by the Calculation Agent on the Valuation $Date_t$ of such Interest $Period_t$. For the avoidance of doubt, any Worst Performance may be equal to a negative figure.

"Average of the Three Worst Performances" means, in respect of any Interest $Period_t$, the arithmetic average of the three lowest Share $Performances_t$ amongst all Shares $Performances_t$ as determined by the Calculation Agent on the Valuation $Date_t$ of such Interest $Period_t$. For the avoidance of doubt, such Average of the Three Worst Performances may be equal to a negative figure.

SCHEDULE B

ADJUSTMENT EVENTS, SHARE EVENTS, INSOLVENCY AND CONSEQUENCES

(This Schedule forms part of the Pricing Supplement to which it is attached)

1. DEFINITIONS IN RELATION TO CERTAIN EVENTS THAT MAY AFFECT THE SHARES

For the purposes of this Schedule, the following terms shall have the following meanings:

"**Affected Share**" means any Share affected by a Share Event, as defined below;

"**Company**" has the meaning given to it in Schedule A;

"**De-Listing**" means, in respect of any Share, that such Share is de-listed from the Stock Exchange or listing compartment of such Stock Exchange and either ceases to be listed on any recognized exchange or has its listing maintained in inappropriate conditions in the opinion of the Calculation Agent;

"**De-Merger**" means, in respect of any Share any de-merger with respect to the Company, that results in some or all of the Shares of the Company being replaced by the shares of one or more entities, whether new or then existing;

"**Effective Date**" means: (i) in respect of a Merger or a De-Merger, the date upon which the holders of the Affected Shares receive any New Shares and/or Other Consideration payable or deliverable to them following such Merger or De-Merger (ii) in respect of a Take-Over Bid, the date on which the result of such event is published by the Stock Exchange and (iii) in respect of any other Share Event or an Insolvency, the date on which the Calculation Agent becomes aware of the occurrence of such event;

"**Insolvency**" means an order is made or an effective resolution is passed for a voluntary or involuntary liquidation of a Company or the whole or substantial part of its undertakings, its property or its assets, bankruptcy or insolvency or any analogous proceeding affecting a Company;

"**Merger**" means, in respect of any Company (i) any reclassification or change in respect of its Shares that results in a transfer or an irrevocable commitment to transfer all of such Shares outstanding or (ii) any consolidation, amalgamation or merger of the Company with or into another entity (other than a consolidation, amalgamation or merger in which the Company is the surviving entity);

"**Nationalisation**" means, in respect of any Company, that all of its Shares or all or substantially all the assets of such Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity;

"**New Share**" means (i) a type of share (whether of the offeror or a third party, including in the case of a De-merger, any existing shares) which the holder of an Affected Share is entitled to receive following the occurrence of a Share Event and (ii) which satisfies the New Share Condition;

"**New Share Condition**" means, in respect of any share, that such share (i) is not a Share comprised in the existing Portfolio and (ii) is (or is about to be) listed on a Stock Exchange and (iii) in the determination of the Calculation Agent is, or will be, the subject of a large and liquid market;

"**Other Consideration**" means, in respect of a Share Event, cash and/or any securities (other than New Shares) or assets (whether of the offeror or a third party) that a holder of an Affected Share is entitled to receive, if any, in consideration for an Affected Share, following the occurrence of a Share Event;

"**Selection Condition**" means in respect of a Share, that it fulfils criteria (ii) and (iii) of the New Share Condition;

"**Share Event**" means, in respect of any Share, the occurrence of any of the following events: (i) a Merger (ii) a Take-Over Bid (iii) a De-Merger (iv) a Nationalisation (v) a De-Listing (vi) there is no longer, in the

determination of the Calculation Agent, a large and liquid market in the Shares, whether or not pursuant to the transfer of such Share to another exchange (unless for the avoidance of doubt, a case of Insolvency);

"**Substitute Share**" means, in respect of any Affected Share, a share selected by the Calculation Agent to be substituted to that Affected Share in the Portfolio, provided that such share is (i) not a Share comprised in the existing Portfolio, (ii) in the determination of the Calculation Agent is the subject of a large and liquid market, (iii) the issuer of which has a similar international standing and financial strength as the issuer of the Affected Share and (iv) to the extent that this is possible, is part of the same economic sector or has a comparable market capitalization; and

"**Take-Over Bid**" means any successful take-over bid, whether a paper take-over bid or cash take-over bid, made on the Shares of the Company by another entity.

2. ADJUSTMENTS

Following each Potential Adjustment Event (as defined below), the Calculation Agent shall, in its sole discretion, determine the appropriate adjustment, if any, to be made to any of the terms of the Notes to account for the dilutive or concentrative effect of such Potential Adjustment Event or otherwise necessary to preserve the economic equivalent of the rights of the Noteholders under the Notes immediately prior to that Potential Adjustment Event, such adjustment to be effective as of the date determined by the Calculation Agent.

For the purposes of this Clause, **Potential Adjustment Event** means the declaration of a Company of the terms of any of the following:-

(A) a subdivision, consolidation or reclassification of the relevant Shares (unless such be an Share Event (as defined below)) or a free distribution any such Shares to existing holders by way of bonus, capitalisation or similar issue; or

(B) a distribution to existing holders of the relevant Shares of (a) additional Shares or (b) other shares, capital or securities granting the right to payment of dividends and/or the proceeds of liquidation or the relevant Company, equally or proportionately with such payments to holders of the relevant Shares, or (c) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Issuer; or

(C) an extraordinary dividend; or

(D) a call in respect of the relevant Shares that are not fully paid; or

(E) a repurchase by it of the relevant Shares, whether out of profits or capital and whether the consideration for such repurchase is cash, new shares, securities or otherwise; or

(F) any event in respect of the relevant Shares analogous to any of the foregoing events or otherwise having, in the opinion of the Issuer, a dilutive or concentrative effect on the market value of the relevant Shares.

In determining whether an adjustment should be made as a result of the occurrence of a Potential Adjustment Event, if options contracts or futures contracts on the relevant Shares are traded on the Stock Exchange or any other exchange, the Calculation Agent may have regard to, but shall not be bound by, any adjustment to the terms of the relevant options contract or futures contract made and announced by the Stock Exchange or any other exchange.

3. SHARE EVENTS AND CONSEQUENCES

3.1. General guidelines and methods

Upon the occurrence, prior to any Valuation $Date_t$, of a Share Event as determined by the Calculation Agent in respect of any Share (the "**Affected Share**"), then the Calculation Agent shall, in order to maintain at all times the same number of Shares in the Portfolio (subject as provided below in relation to a De-Merger), elect one of the following procedures, depending on the circumstances:

(i) keep the Affected Share in the Portfolio, provided that such Affected Share continues to satisfy the Selection Condition, or

(ii) where the Share Event results in the distribution of (a) New Share(s) in consideration for the Affected Share, apply the New Share Method (as described below), in order to replace the Affected Share by a successor share, or

(iii) in all other cases, apply the Substitution Method (as described below), to substitute a new share to the Affected Share in the Portfolio.

The New Share Method

The procedure described below may be applied by the Calculation Agent when the occurrence of a Share Event gives rise to the distribution of a New Share in consideration for the Affected Share. The Affected Share will be replaced by the consideration to which a holder of such Affected Share would be entitled to receive in respect of such holding upon consummation of the Share Event, i.e. a New Share and/or, as the case may be, Other Consideration. In such case (i) the Affected Share shall be replaced by the New Share in the Portfolio, and (ii) the New Share and the New Share issuer will be deemed to be a Share and a Company, respectively.

The replacement of the Affected Share, and the adjustment of the Initial Price (as described below) shall take effect on the Exchange Business Day (in respect of the sole New Share) following the Effective Date.

For the purposes of determining any subsequent Share Performance in respect of the Affected Share, the Calculation Agent shall determine an adjusted Initial Price calculated, in its reasonable discretion, either (a) by applying to the Initial Price the adjusted ratio adopted by the relevant Related Exchange, if any, where the Calculation Agent considers it is appropriate and practicable to implement, or otherwise (b) as follows:

$$\frac{\text{Initial Price of the Affected Share}}{Qe + K}$$

Where:

"Qe" means the exchange parity used in the process of the Share Event.

"K" means the Other Consideration, expressed as a number or a fraction of a number of the New Share (or Retained New Share (as defined in paragraph 3.2.1 in the case of a Take-Over Bid and paragraph 3.2.3 in the case of a De-Merger), as the case may be), based on market conditions, as determined by the Calculation Agent on the Effective Date.

The Substitution Method

In the event that the Calculation Agent determines that the New Share Method is impossible to implement, i.e. when the occurrence of the Share Event does not result in the distribution of any New Share, it will substitute to the Affected Share an ordinary share of another issuer that qualifies as a Substitute Share, in

which case the Substitute Share and its issuer shall be deemed to be the relevant Share and the relevant Company, respectively.

The substitution of the Affected Share, and the adjustment of the Initial Price (as described below), shall take effect on the Exchange Business Day (in respect of the Substitute Share) following the Effective Date.

For the purposes of determining any subsequent Share Performance in respect of the Affected Share, the Calculation Agent shall calculate an adjusted Initial Price, which shall be equal to:

$$\frac{\text{Initial Price of the Affected Share}}{\mathrm{AF(s)}} \times \mathrm{AS(s)}$$

Where:

"AF(s)" means the first closing price of the Affected Share available on the Stock Exchange after the Effective Date, provided that if no closing price can be obtained on each of the three Exchange Business Days immediately following the Effective Date, the Calculation Agent shall determine its good faith estimate of the trading price for the Affected Share on such third Exchange Business Day.

"AS(s)" means the closing price of the Substitute Share determined on the same day as AF(s).

3.2. Application by type of Share Event

3.2.1. Take-Over Bid

If any Share is the subject of a Take-Over Bid, the Calculation Agent may:

- keep such Affected Share in the Portfolio, provided such Share continues to satisfy the Selection Condition; or

- if the consideration for the Affected Share consists of (a) New Share(s) (and/or, as the case may be, Other Consideration), apply the New Share Method to replace the Affected Share by a successor New Share.

  For the avoidance of doubt, in the case where several New Shares have been exchanged therefor, the Calculation Agent shall select one of the New Shares (the "**Retained New Share**") to replace the Affected Share in the Portfolio. In such case, for the purpose of applying the New Share Method, the non-retained New Shares shall be expressed as a number or fraction of a number of the Retained New Share as if they were Other Consideration.

- if the consideration for the Affected Share does not consist of any New Share, the Calculation Agent shall apply the Substitution Method in order to substitute a Substitute Share to the Affected Share in the Portfolio.

3.2.2. Merger

Following the occurrence of a Merger:

- if the consideration for the Affected Share consists of a New Share (and/or, as the case may be, Other Consideration), the Calculation Agent shall apply the New Share Method in order to replace the Affected Share by the successor New Share in the Portfolio.

- if the consideration for the Affected Share does not consist of any New Share, the Calculation Agent shall apply the Substitution Method in order to substitute a Substitute Share to the Affected Share in the Portfolio.

In the event of a Merger affecting two Companies comprised in the Portfolio, the Calculation Agent will select a Substitute Share to replace the absorbed Company's Share, as described above. The absorbing

Company's Share (which is not an Affected Share) shall not be removed from the Portfolio, provided however that such Share continues to satisfy the Selection Condition. If such is not the case, the Calculation Agent may also apply the Substitution Method in respect of the absorbing company.

3.2.3. De-Merger

In the event any Share is subject to a De-Merger:

- if the consideration for the Affected Share consists of two or more New Shares (and as the case may be, Other Consideration), the Calculation Agent may, as it considers appropriate:

  (a) elect one of the New Shares (the "Retained New Share") to replace the Affected Share. In such case, for the purpose of applying the New Share Method, the non-retained New Shares shall be expressed as a number or fraction of a number of the Retained New Share as if they were Other Consideration; or

  (b) replace the Affected Share by a basket comprising the New Shares resulting from such De-Merger (the "De-Merger Basket"), which shall be deemed to represent one Share only in the Portfolio. The adjusted Reference Price to be taken into account by the Calculation Agent in respect of the Affected Share for the determination of any Share Performance after the Effective Date will be the arithmetic sum of the price of each of the New Shares comprising the De-Merger Basket on the relevant Stock Exchange, as respectively weighted in accordance with the exchange parity used in the process of De-Merger. It is moreover understood that if the De-Merger also consists of Other Consideration, such Other Consideration shall be expressed as a number or fraction of number of one of the New Shares comprised in the De-Merger Basket, as selected by the Calculation Agent, and shall be taken into account in the above mentioned arithmetic sum;

- if the consideration for the Affected Share solely consists of one type of share qualifying as a New Share (and/or, as the case may be, Other Consideration), the Calculation Agent shall apply the New Share Method in order to replace the Affected Share by the successor New Share in the Portfolio.

- if the consideration for the Affected Share does not consist of any New Share, the Calculation Agent shall apply the Substitution Method in order to substitute a Substitute Share to the Affected Share in the Portfolio.

3.2.4. Nationalisation, De-Listing

In case of occurrence of a Nationalisation or a De-Listing in respect of any Share, the Calculation Agent may, whenever the Affected Share does not satisfy any longer the Selection Condition, apply the Substitution Method, in order to substitute a Substitute Share to the Affected Share in the Portfolio.

3.2.5. Similar events

In case of occurrence of any event similar to any event mentioned in section 3.2.1. to section 3.2.4. above, and which may result in the same type of effect on the Affected Share, the Calculation Agent may apply the procedure that would be applied in case of occurrence of the event to which it is most similar.

4. <u>INSOLVENCY</u>

In the event that an Insolvency has occurred with respect to any Company on or prior to any Valuation Date, the Calculation Agent will replace the relevant Share (the "**Insolvent Share**") with an ordinary share of another issuer that (i) is not a Share comprised in the existing Portfolio, (ii) is (or is about to be) listed on a recognized stock exchange, (iii) in the determination of the Calculation Agent is the subject of a large and liquid market and (iv), to the extent that this is possible, is part of the same economic sector than the Insolvent Share (the "**Replacement Share**"), using the Substitution Method described above (where for the only purposes of the formula, the "Insolvent Share" shall be deemed to be the "Affected Share" and the ordinary share to be substituted shall be deemed to be the "Substitute Share").

5. NOTIFICATIONS

The Issuers shall as soon as practicable notify Noteholders of any determinations and /or adjustments, as the case may be, made pursuant to Article 1 to 4 of this Schedule B in accordance with Condition 14 (as amended further to clause 32 (i)(a) of the Pricing Supplement).

SCHEDULE C

DETERMINATION OF EARLY REDEMPTION AMOUNT

(This Schedule forms part of the Pricing Supplement to which it is attached)

The Early Redemption Amount shall be such amount in EUR as shall be determined to be the fair market value of the Note as at (or about) the date of early redemption, taking into account, without limitation (i) the cost to the Issuer of unwinding any related underlying hedging arrangements entered into in respect of such Note (such as, but not limited to, any market bid/offer spread and any ancillary cost in relation to such unwinding), whether such hedge is held directly by the Issuer or indirectly through an affiliate, and/or (ii) any replacement liquidity costs and/or (iii) any other appropriate costs, all as determined by the Calculation Agent in its sole and absolute discretion.

In determining the fair market value of the Note, the Calculation Agent shall take into consideration all information which it deems relevant.

In the case of early redemption pursuant to Condition 10, the Calculation Agent shall not take into account the financial condition of the Issuer and for such purposes the fair market value shall be determined on the presumption that the Issuer is able to perform fully its obligations in respect of the Notes as at the date of redemption.

The Early Redemption Amount determined as specified above shall be deemed to include any amounts in respect of accrued interest.

Payment of such Early Redemption Amount will be made in such manner as shall be notified to the Noteholders in accordance with Condition 14 (as amended further to clause 32 (i)(a) of the Pricing Supplement).

SCHEDULE D

INFORMATION RELATING TO THE COMPANIES COMPRISED IN THE ORIGINAL PORTFOLIO

(This Schedule forms part of the Pricing Supplement to which it is attached)

The information contained herein, which is provided for information purposes only, consists of extracts from the Bloomberg Database. Neither the Issuer nor the Dealer has independently verified any such information, and neither accepts any responsibility for error or omission, other than accepting responsibility for accurately reproducing and/or summarising the information relating to the underlying securities.

Investors may acquire such further information, as they deem necessary in relation to the underlying securities from such publicly available information as they deem appropriate. Investors should make their own investment decisions (including decisions regarding the suitability of this investment) based upon their own judgment and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer or the Dealer.

The following account statements are observed for each company as of December, 31st 2004
(except for
- Wal-Mart Stores: January, 31st 2005
- Seven Eleven Japan Co Ltd: February 28th 2005
- Nissan Motor Co Ltd: March 31st 2005
- Takeda Pharmaceutical Co: March 31st 2005
- Vodafone Group Plc: March 31st 2005
- Heinz Co: April 31st 2005)

BRITISH AMERICAN TOBACCO PLC

Bloomberg Code : BATS LN Equity **ISIN Code :** GB0002875804

GENERAL DESCRIPTION

British American Tobacco p.l.c. is the holding company for a group of companies that manufacture, market and sell cigarettes and other tobacco products, including cigars and roll-your-own tobacco. The Group sells over 300 brands in approximately 180 markets around the world. British American's international brands include State Express 555, Lucky Strike, Kent, and Benson & Hedges.

COMPANY ADDRESS

Globe House
4 Temple Place
London, WC2R 2PG
United Kingdom

WEBSITE

www.bat.com

BLOOMBERG CONSENSUS

94,4%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	819,00	38,25
2003	770,00	555,00
2004	904,00	746,00
2005	1100,50	24,23

06-2003	693,00	16,79
07-2003	677,50	634,00
08-2003	658,50	19,14
09-2003	653,00	628,50
10-2003	720,00	20,93
11-2003	729,50	702,50
12-2003	770,00	24,23
01-2004	772,00	746,00
02-2004	822,00	776,00
03-2004	841,00	23,57
04-2004	867,00	20,91
05-2004	864,50	22,37

The closing level of the share BRITISH AMERICAN TOBACCO PLC on 20/06/05 was 1 060.00 GBp
The closing level of the share BRITISH AMERICAN TOBACCO PLC on 31/12/04 was 897.50 GBp

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in GBp, Source : Bloomberg)



1200
1000
800
600
400
200
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio GBp)

	2001	2002	2003	2004
Sales/Revenue/Turnover	11 371,00	10 600,00	10 570,00	10 764,00
Operating Income (Losses)	2 258,00	2 180,00	2 301,00	2 050,00
Interest Expense	403,00	327,00	331,00	368,00
Income Tax Expenses (Credits)	842,00	773,00	779,00	662,00
Inc(Loss) bef Extraord Items	1 179,00	1 295,00	788,00	1 224,00
Net Income/Net Profit (Losses)	1 010,00	1 152,00	631,00	1 098,00

INCOME STATEMENT (in Mio GBp)

	2001	2002	2003	2004
Tangible Fixed Assets	3 289,00	3 161,00	2 974,00	2 632,00
Current Assets Reported	6 824,00	6 247,00	7 137,00	5 740,00
Other Assets/Def Chgs&Oth	7 117,00	6 878,00	8 746,00	9 304,00
Total Assets	17 230,00	16 286,00	18 857,00	17 676,00
Non Current Liabilities	6 109,00	6 118,00	7 630,00	7 460,00
Current Liabilities	6 038,00	4 716,00	6 641,00	4 800,00
Total Liabilities	12 147,00	10 834,00	14 271,00	12 260,00
Total Shareholders' Equity	5 083,00	5 452,00	4 586,00	5 416,00
Total Liabilities and Equity	17 230,00	16 286,00	18 857,00	17 676,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in GBp)	0,444	0,509	0,269	0,522
Shares Outstanding (in Mio)	2 179,38	2 181,64	2 076,84	2 139,81
Dividends per Share (in GBp)	0,32	0,352	0,388	0,419

COCA-COLA CO/THE

Bloomberg Code : KO US Equity **ISIN Code :** US1912161007

GENERAL DESCRIPTION

The Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The Company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

COMPANY ADDRESS

One Coca-Cola Plaza
Atlanta, GA 30313
United States

WEBSITE

www.coca-cola.com

BLOOMBERG CONSENSUS

95,5%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	57,64	38,25
2003	50,75	37,07
2004	53,00	13,10
2005	45,25	24,23

06-2003	48,20	16,79
07-2003	46,49	19,49
08-2003	45,06	19,14
09-2003	44,95	19,59
10-2003	46,40	20,93
11-2003	47,08	22,70
12-2003	50,75	24,23
01-2004	50,41	25,71
02-2004	52,40	23,16
03-2004	50,30	23,57
04-2004	53,00	20,91
05-2004	51,35	22,37

The closing level of the share COCA-COLA CO/THE on 20/06/05 was 43.91 USD

The closing level of the share COCA-COLA CO/THE on 31/12/04 was 41.64 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



70
60
50
40
30
20
10
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	17 545,00	19 564,00	21 044,00	21 962,00
Operating Income (Losses)	5 352,00	5 458,00	5 794,00	6 178,00
Interest Expense	289,00	199,00	178,00	196,00
Income Tax Expenses (Credits)	1 691,00	1 523,00	1 148,00	1 375,00
Inc(Loss) bef Extraord Items	3 979,00	3 976,00	4 347,00	4 847,00
Net Income/Net Profit (Losses)	3 969,00	3 050,00	4 347,00	4 847,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets	4 747,00	6 165,00	6 411,00	6 446,00
Current Assets Reported	7 171,00	7 352,00	8 396,00	12 094,00
Other Assets/Def Chgs&Oth	10 499,00	10 889,00	12 535,00	12 787,00
Total Assets	22 417,00	24 406,00	27 342,00	31 327,00
Non Current Liabilities	2 622,00	5 265,00	5 366,00	4 421,00
Current Liabilities	8 429,00	7 341,00	7 886,00	10 971,00
Total Liabilities	11 051,00	12 606,00	13 252,00	15 392,00
Total Shareholders' Equity	11 366,00	11 800,00	14 090,00	15 935,00
Total Liabilities and Equity	22 417,00	24 406,00	27 342,00	31 327,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,6	1,23	1,77	2
Shares Outstanding (in Mio)	2 486,23	2 470,98	2 441,53	2 409,34
Dividends per Share (in USD)	0,72	0,8	0,88	1

DIAGEO PLC

Bloomberg Code : DGE LN Equity **ISIN Code :** GB0002374006

GENERAL DESCRIPTION

Diageo plc produces, distills and markets alcoholic beverages. The Company's premium drinks brands include Smirnoff, J&B, Johnnie Walker, Jose Cuervo, Seagrams, Captain Morgan, Tanqueray, Baileys, Harp, and Guinness Stout.

COMPANY ADDRESS

8 Henrietta Place
London, W1G 0NB
United Kingdom

WEBSITE

www.diageo.com

BLOOMBERG CONSENSUS

77,8%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	940,50	38,25
2003	742,50	582,00
2004	780,00	657,50
2005	819,50	24,23

06-2003	699,50	16,79
07-2003	663,00	625,00
08-2003	685,00	19,14
09-2003	679,50	649,50
10-2003	703,50	20,93
11-2003	727,00	697,50
12-2003	742,50	24,23
01-2004	746,50	695,50
02-2004	745,00	707,00
03-2004	754,50	23,57
04-2004	780,00	20,91
05-2004	768,00	22,37

The closing level of the share DIAGEO PLC on 20/06/05 was 808.50 GBp
The closing level of the share DIAGEO PLC on 31/12/04 was 743.00 GBp

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in GBp, Source : Bloomberg)



1000
900
800
700
600
500
400
300
200
100
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio GBp)

	2001	2002	2003	2004
Sales/Revenue/Turnover	6 764,00	8 704,00	8 802,00	8 891,00
Operating Income (Losses)	1 687,00	1 766,00	1 902,00	1 911,00
Interest Expense	450,00	515,00	516,00	393,00
Income Tax Expenses (Credits)	406,00	632,00	491,00	487,00
Inc(Loss) bef Extraord Items	849,00	1 099,00	1 359,00	1 479,00
Net Income/Net Profit (Losses)	1 207,00	1 617,00	50,00	1 392,00

INCOME STATEMENT (in Mio GBp)

	2001	2002	2003	2004
Tangible Fixed Assets	3 708,00	3 016,00	2 172,00	2 175,00
Current Assets Reported	6 039,00	6 121,00	5 595,00	4 916,00
Other Assets/Def Chgs&Oth	7 897,00	9 356,00	7 421,00	6 999,00
Total Assets	17 644,00	18 493,00	15 188,00	14 090,00
Non Current Liabilities	4 818,00	4 574,00	5 016,00	4 884,00
Current Liabilities	7 097,00	7 363,00	6 846,00	5 023,00
Total Liabilities	11 915,00	11 937,00	11 862,00	9 907,00
Total Shareholders' Equity	5 729,00	6 556,00	3 326,00	4 183,00
Total Liabilities and Equity	17 644,00	18 493,00	15 188,00	14 090,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in GBp)	0,357	0,488	0,016	0,459
Shares Outstanding (in Mio)	3 411,00	3 215,00	3 100,00	3 057,50
Dividends per Share (in GBp)	0,223	0,238	0,256	0,276

HJ HEINZ CO

Bloomberg Code : HNZ US Equity **ISIN Code :** US4230741039

GENERAL DESCRIPTION

H.J. Heinz Company manufactures and markets processed food products throughout the world. The Company's products include ketchup, sauces, frozen dinners, meats, edible oils, pickles, vinegar, juices, and other food products.

COMPANY ADDRESS

600 Grant Street
Pittsburgh, PA 15219
United States

WEBSITE

www.heinz.com

BLOOMBERG CONSENSUS

76,9%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	38,91	27,31
2003	36,62	29,05
2004	39,20	13,10
2005	38,68	24,23

06-2003	34,40	16,79
07-2003	34,26	19,49
08-2003	34,02	19,14
09-2003	34,39	19,59
10-2003	35,67	20,93
11-2003	36,19	22,70
12-2003	36,62	24,23
01-2004	36,45	25,71
02-2004	38,21	23,16
03-2004	38,95	23,57
04-2004	38,81	20,91
05-2004	38,79	22,37

The closing level of the share HJ HEINZ CO on 20/06/05 was 36.34 USD
The closing level of the share HJ HEINZ CO on 31/12/04 was 38.99 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



45
40
35
30
25
20
15
10
5
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2002	2003	2004	2005
Sales/Revenue/Turnover	7 614,04	8 236,84	8 414,54	8 912,30
Operating Income (Losses)	1 299,87	1 173,82	1 379,26	1 354,84
Interest Expense	230,61	223,53	211,83	232,43
Income Tax Expenses (Credits)	375,34	313,37	389,62	322,79
Inc(Loss) bef Extraord Items	675,18	555,36	778,93	735,82
Net Income/Net Profit (Losses)	833,89	566,29	804,27	752,70

INCOME STATEMENT (in Mio USD)

	2002	2003	2004	2005
Tangible Fixed Assets	1 909,11	1 957,87	2 057,29	2 163,94
Current Assets Reported	3 373,56	3 284,32	3 610,80	3 645,58
Other Assets/Def Chgs&Oth	4 995,68	3 982,56	4 209,11	4 768,20
Total Assets	10 278,35	9 224,75	9 877,19	10 577,72
Non Current Liabilities	5 609,92	5 683,90	5 409,29	5 273,24
Current Liabilities	2 509,17	1 926,13	2 469,07	2 587,07
Total Liabilities	8 119,09	7 610,03	7 878,36	7 860,31
Total Shareholders' Equity	2 159,26	1 614,72	1 998,83	2 717,41
Total Liabilities and Equity	10 278,35	9 224,75	9 877,19	10 577,72

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in USD)	2,38	1,61	2,29	2,15
Shares Outstanding (in Mio)	350,90	351,45	351,96	347,68
Dividends per Share (in USD)	1,607	1,485	1,08	1,14

IBERDROLA SA

Bloomberg Code : IBE SM Equity **ISIN Code :** ES0144580018

GENERAL DESCRIPTION

Iberdrola S.A. generates, distributes, trades, and markets electricity in Spain, Portugal, and Latin America. The Company operates nuclear, hydroelectric, oil-fueled, coal-burning, and combined cycle natural gas plants. Iberdrola also markets natural gas, constructs, promotes, and operates wind farms, and offers engineering, real estate, and telecommunications services.

COMPANY ADDRESS

Cardenal Gardoqui, 8
48008 Bilbao
Spain

WEBSITE

www.iberdrola.es

BLOOMBERG CONSENSUS

93,1%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	38,25	11,68
2003	15,77	13,30
2004	18,75	13,10
2005	24,23	18,40

06-2003	16,79	14,65
07-2003	15,28	14,78
08-2003	19,14	14,91
09-2003	15,59	14,45
10-2003	20,93	14,35
11-2003	14,58	14,25
12-2003	24,23	14,42
01-2004	25,71	15,26
02-2004	16,63	15,61
03-2004	23,57	15,66
04-2004	20,91	16,45
05-2004	16,90	16,24

The closing level of the share IBERDROLA SA on 20/06/05 was 21.31 EUR
The closing level of the share IBERDROLA SA on 31/12/04 was 18.70 EUR

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in EUR, Source : Bloomberg)



25
20
15
10
5
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Sales/Revenue/Turnover	8 254,08	9 695,04	9 817,57	10 677,66
Operating Income (Losses)	1 545,10	1 520,87	1 802,15	1 999,85
Interest Expense	541,21	638,17	615,74	541,05
Income Tax Expenses (Credits)	286,18	304,03	207,12	534,53
Inc(Loss) bef Extraord Items	912,07	968,64	1 068,14	1 223,06
Net Income/Net Profit (Losses)	905,87	962,57	1 060,28	1 210,73

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Tangible Fixed Assets				
Current Assets Reported	3 863,71	3 762,32	3 866,24	3 738,89
Other Assets/Def Chgs&Oth	4 510,37	3 961,53	2 958,67	3 363,11
Total Assets	23 067,43	23 620,72	24 416,23	26 195,68
Non Current Liabilities	11 179,39	9 755,16	11 072,62	10 950,29
Current Liabilities	3 937,13	5 750,62	5 054,07	6 453,30
Total Liabilities	15 116,51	15 505,78	16 126,69	17 403,59
Total Shareholders' Equity	7 562,86	8 114,93	8 289,55	8 792,09
Total Liabilities and Equity	22 679,37	23 620,72	24 416,24	26 195,68

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in EUR)	1,022	1,078	1,1769	1,3445
Shares Outstanding (in Mio)	885,23	900,31	899,72	901,33
Dividends per Share (in EUR)	0,588	0,61	0,673	0,7689

INTL BUSINESS MACHINES CORP

Bloomberg Code : IBM US Equity **ISIN Code :** US4592001014

GENERAL DESCRIPTION

International Business Machines Corporation (IBM) provides computer solutions through the use of advanced information technology. The Company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

COMPANY ADDRESS

One New Orchard Road
Armonk, NY 10504
United States

WEBSITE

www.ibm.com

BLOOMBERG CONSENSUS

96,3%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	125,60	38,25
2003	93,98	75,18
2004	100,19	13,10
2005	97,75	24,23

06-2003	87,33	16,79
07-2003	86,74	19,49
08-2003	83,52	19,14
09-2003	93,28	19,59
10-2003	93,20	20,93
11-2003	91,09	22,70
12-2003	93,98	24,23
01-2004	99,85	25,71
02-2004	100,19	23,16
03-2004	97,04	23,57
04-2004	94,20	20,91
05-2004	89,00	22,37

The closing level of the share INTL BUSINESS MACHINES CORP on 20/06/05 was 76.55 USD
The closing level of the share INTL BUSINESS MACHINES CORP on 31/12/04 was 98.58 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



140
120
100
80
60
40
20
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	83 067,00	81 186,00	89 131,00	96 293,00
Operating Income (Losses)	9 855,00	6 796,00	10 089,00	10 975,00
Interest Expense	234,00	145,00	145,00	139,00
Income Tax Expenses (Credits)	3 304,00	2 190,00	3 261,00	3 580,00
Inc(Loss) bef Extraord Items	8 146,00	5 334,00	7 613,00	8 448,00
Net Income/Net Profit (Losses)	7 723,00	3 579,00	7 583,00	8 430,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets	28 874,00	25 880,00	25 430,00	26 125,00
Current Assets Reported	42 461,00	41 652,00	44 998,00	46 970,00
Other Assets/Def Chgs&Oth	16 978,00	28 952,00	34 029,00	36 088,00
Total Assets	88 313,00	96 484,00	104 457,00	109 183,00
Non Current Liabilities	29 580,00	39 152,00	38 693,00	39 638,00
Current Liabilities	35 119,00	34 550,00	37 900,00	39 798,00
Total Liabilities	64 699,00	73 702,00	76 593,00	79 436,00
Total Shareholders' Equity	23 614,00	22 782,00	27 864,00	29 747,00
Total Liabilities and Equity	88 313,00	96 484,00	104 457,00	109 183,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	4,45	2,1	4,4	5,03
Shares Outstanding (in Mio)	1 723,19	1 722,37	1 694,51	1 645,59
Dividends per Share (in USD)	0,55	0,59	0,63	0,7

JOHNSON & JOHNSON

Bloomberg Code : JNJ US Equity **ISIN Code :** US4781601046

GENERAL DESCRIPTION

Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The Company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

COMPANY ADDRESS

One Johnson & Johnson Plaza
New Brunswick, NJ 08933
United States

WEBSITE

www.jnj.com

BLOOMBERG CONSENSUS

94,7%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	65,49	38,25
2003	58,67	48,73
2004	63,76	13,10
2005	69,40	24,23

06-2003	54,95	16,79
07-2003	53,60	19,49
08-2003	51,80	19,14
09-2003	52,25	19,59
10-2003	50,93	20,93
11-2003	52,26	22,70
12-2003	51,66	24,23
01-2004	53,89	25,71
02-2004	54,65	23,16
03-2004	53,76	23,57
04-2004	54,52	20,91
05-2004	55,79	22,37

The closing level of the share JOHNSON & JOHNSON on 20/06/05 was 66.55 USD
The closing level of the share JOHNSON & JOHNSON on 31/12/04 was 63.42 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)


80
70
60
50
40
30
20
10
0
01/02 03/02 05/02 07/02 09/02 11/02 01/03 03/03 05/03 07/03 09/03 11/03 01/04 03/04 05/04 07/04 09/04 11/04 01/05 03/05 05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	32 317,00	36 298,00	41 862,00	47 348,00
Operating Income (Losses)	7 885,00	9 678,00	10 871,00	12 863,00
Interest Expense	153,00	160,00	207,00	187,00
Income Tax Expenses (Credits)	2 230,00	2 694,00	3 111,00	4 329,00
Inc(Loss) bef Extraord Items	5 668,00	6 597,00	7 197,00	8 509,00
Net Income/Net Profit (Losses)	5 668,00	6 597,00	7 197,00	8 509,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets	8 688,00	8 831,00	9 930,00	10 482,00
Current Assets Reported	18 473,00	19 266,00	22 995,00	27 320,00
Other Assets/Def Chgs&Oth	11 327,00	12 459,00	15 338,00	15 515,00
Total Assets	38 488,00	40 556,00	48 263,00	53 317,00
Non Current Liabilities	6 211,00	6 410,00	7 946,00	7 577,00
Current Liabilities	8 044,00	11 449,00	13 448,00	13 927,00
Total Liabilities	14 255,00	17 859,00	21 394,00	21 504,00
Total Shareholders' Equity	24 233,00	22 697,00	26 869,00	31 813,00
Total Liabilities and Equity	38 488,00	40 556,00	48 263,00	53 317,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,87	2,2	2,42	2,87
Shares Outstanding (in Mio)	3 047,22	2 968,29	2 967,97	2 971,02
Dividends per Share (in USD)	0,7	0,795	0,925	1,095

NESTLE SA-REGISTERED

Bloomberg Code : NESN VX Equity **ISIN Code :** CH0012056047

GENERAL DESCRIPTION

Nestle SA processes food. The Company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, and pet food. Nestle also manufactures pharmaceuticals and cosmetics.

COMPANY ADDRESS

Avenue Nestle 55
1800 Vevey
Switzerland

WEBSITE

www.nestle.com

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	394,00	277,50
2003	313,50	237,00
2004	346,00	279,75
2005	337,50	24,23

06-2003	294,00	16,79
07-2003	283,00	269,00
08-2003	309,00	19,14
09-2003	313,50	302,00
10-2003	310,00	20,93
11-2003	303,00	291,00
12-2003	309,00	24,23
01-2004	332,50	25,71
02-2004	346,00	331,50
03-2004	336,50	23,57
04-2004	341,00	20,91
05-2004	339,00	22,37

The closing level of the share NESTLE SA-REGISTERED on 20/06/05 was 329.00 CHF
The closing level of the share NESTLE SA-REGISTERED on 31/12/04 was 297.50 CHF

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in CHF, Source : Bloomberg)



450
400
350
300
250
200
150
100
50
0
01/02 03/02 05/02 07/02 09/02 11/02 01/03 03/03 05/03 07/03 09/03 11/03 01/04 03/04 05/04 07/04 09/04 11/04 01/05 03/05 05/05

INCOME STATEMENT (in Mio CHF)

	2001	2002	2003	2004
Sales/Revenue/Turnover	84 698,00	89 160,00	87 979,00	86 769,00
Operating Income (Losses)	9 218,00	8 372,00	9 459,00	9 175,00
Interest Expense	1 297,00	1 410,00	1 202,00	1 090,00
Income Tax Expenses (Credits)	2 429,00	2 295,00	2 307,00	2 452,00
Inc(Loss) bef Extraord Items	6 873,00	7 893,00	6 593,00	7 139,00
Net Income/Net Profit (Losses)	6 681,00	7 564,00	6 213,00	6 717,00

INCOME STATEMENT (in Mio CHF)

	2001	2002	2003	2004
Tangible Fixed Assets	22 783,00	19 887,00	19 833,00	19 462,00
Current Assets Reported	39 045,00	35 342,00	36 233,00	35 285,00
Other Assets/Def Chgs&Oth	31 958,00	32 123,00	33 495,00	32 347,00
Total Assets	93 786,00	87 352,00	89 561,00	87 094,00
Non Current Liabilities	18 065,00	17 983,00	21 373,00	17 701,00
Current Liabilities	41 492,00	33 737,00	30 365,00	29 117,00
Total Liabilities	59 557,00	51 720,00	51 738,00	46 818,00
Total Shareholders' Equity	34 229,00	35 632,00	37 823,00	40 276,00
Total Liabilities and Equity	93 786,00	87 352,00	89 561,00	87 094,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in CHF)	17,25	19,51	16,05	17,29
Shares Outstanding (in Mio)	387,66	386,92	387,95	387,35
Dividends per Share (in CHF)	6,4	7	7,2	8

NISSAN MOTOR CO LTD

Bloomberg Code : 7201 JP Equity **ISIN Code :** JP3672400003

GENERAL DESCRIPTION

NISSAN MOTOR CO., LTD. manufactures and markets automobiles, light trucks, and its related parts. The Company has overseas production bases in the US, the UK, and Mexico. Nissan Motor also provides financing services and produces industrial motor vehicles such as towing tractors and forklifts.

COMPANY ADDRESS
6-17-1 Ginza
Chuo-ku
Tokyo, 104-8023
Japan

WEBSITE
global.nissan.co.jp/index_e.html

BLOOMBERG CONSENSUS
100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	1024,00	38,25
2003	1437,00	783,00
2004	1278,00	13,10
2005	1153,00	24,23

06-2003	1148,00	16,79
07-2003	1250,00	19,49
08-2003	1288,00	19,14
09-2003	1437,00	19,59
10-2003	1315,00	20,93
11-2003	1335,00	22,70
12-2003	1288,00	24,23
01-2004	1266,00	25,71
02-2004	1213,00	23,16
03-2004	1270,00	23,57
04-2004	1278,00	20,91
05-2004	1220,00	22,37

The closing level of the share NISSAN MOTOR CO LTD on 20/06/05 was 1 100.00 JPY
The closing level of the share NISSAN MOTOR CO LTD on 31/12/04 was 1 114.00 JPY

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in JPY, Source : Bloomberg)



1600
1400
1200
1000
800
600
400
200
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Sales/Revenue/Turnover	3 019 860,00	3 419 068,00	3 480 290,00	3 718 720,00
Operating Income (Losses)	242 279,00	316 059,00	245 836,00	231 764,00
Interest Expense	16 821,00	16 737,00	14 334,00	12 264,00
Income Tax Expenses (Credits)	-110 432,00	56 544,00	112 168,00	49 629,00
Inc(Loss) bef Extraord Items	183 449,00	72 869,00	80 713,00	102 415,00
Net Income/Net Profit (Losses)	183 449,00	72 869,00	80 713,00	102 415,00

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Tangible Fixed Assets	564 490,00	580 047,00	696 263,00	769 886,00
Current Assets Reported	1 680 664,00	1 850 622,00	1 804 151,00	1 545 768,00
Other Assets/Def Chgs&Oth	1 669 877,00	1 503 324,00	1 555 165,00	1 666 260,00
Total Assets	3 915 031,00	3 933 993,00	4 055 579,00	3 981 914,00
Non Current Liabilities	1 244 815,00	1 217 368,00	938 036,00	766 312,00
Current Liabilities	841 164,00	917 909,00	1 407 838,00	1 529 709,00
Total Liabilities	2 085 979,00	2 135 277,00	2 345 874,00	2 296 021,00
Total Shareholders' Equity	1 829 052,00	1 798 716,00	1 709 705,00	1 685 893,00
Total Liabilities and Equity	3 915 031,00	3 933 993,00	4 055 579,00	3 981 914,00

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in JPY)	45,61	16,09	18,15	23,24
Shares Outstanding (in Mio)	4 517,04	4 520,71	4 398,60	4 379,48
Dividends per Share (in JPY)	8	14	19	24

PEPSICO INC

Bloomberg Code : PEP US Equity **ISIN Code :** US7134481081

GENERAL DESCRIPTION

PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The Company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

COMPANY ADDRESS

700 Anderson Hill Road
Purchase, NY 10577
United States

WEBSITE

www.pepsico.com

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	53,12	35,50
2003	48,71	37,30
2004	55,55	13,10
2005	57,12	24,23

06-2003	45,50	16,79
07-2003	47,75	19,49
08-2003	45,60	19,14
09-2003	46,22	19,59
10-2003	48,50	20,93
11-2003	48,12	22,70
12-2003	48,71	24,23
01-2004	47,55	25,71
02-2004	52,10	23,16
03-2004	53,85	23,57
04-2004	55,07	20,91
05-2004	54,87	22,37

The closing level of the share PEPSICO INC on 20/06/05 was 56.00 USD

The closing level of the share PEPSICO INC on 31/12/04 was 52.20 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



60
50
40
30
20
10
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	23 512,00	25 112,00	26 971,00	29 261,00
Operating Income (Losses)	4 408,00	4 519,00	4 987,00	5 409,00
Interest Expense	219,00	178,00	163,00	167,00
Income Tax Expenses (Credits)	1 367,00	1 433,00	1 424,00	1 372,00
Inc(Loss) bef Extraord Items	2 662,00	3 000,00	3 568,00	4 174,00
Net Income/Net Profit (Losses)	2 662,00	3 000,00	3 568,00	4 212,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets	6 876,00	7 390,00	7 828,00	8 149,00
Current Assets Reported	5 853,00	6 413,00	6 930,00	8 639,00
Other Assets/Def Chgs&Oth	8 966,00	9 671,00	10 569,00	11 199,00
Total Assets	21 695,00	23 474,00	25 327,00	27 987,00
Non Current Liabilities	8 023,00	7 899,00	7 038,00	7 712,00
Current Liabilities	4 998,00	6 052,00	6 415,00	6 752,00
Total Liabilities	13 021,00	13 951,00	13 453,00	14 464,00
Total Shareholders' Equity	8 674,00	9 523,00	11 874,00	13 523,00
Total Liabilities and Equity	21 695,00	23 474,00	25 327,00	27 987,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,51	1,71	2,07	2,47
Shares Outstanding (in Mio)	1 756,00	1 722,00	1 705,00	1 679,00
Dividends per Share (in USD)	0,575	0,595	0,63	0,85

PROCTER & GAMBLE CO

Bloomberg Code : PG US Equity **ISIN Code :** US7427181091

GENERAL DESCRIPTION

The Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The Company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

COMPANY ADDRESS

One Procter & Gamble Plaza
Cincinnati, OH 45202
United States

WEBSITE

www.pg.com

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	47,20	37,23
2003	49,94	39,90
2004	56,73	13,10
2005	56,70	24,23

06-2003	46,20	16,79
07-2003	45,40	19,49
08-2003	44,71	19,14
09-2003	46,63	19,59
10-2003	49,15	20,93
11-2003	48,78	22,70
12-2003	49,94	24,23
01-2004	50,54	25,71
02-2004	51,79	23,16
03-2004	52,99	23,57
04-2004	53,56	20,91
05-2004	54,29	22,37

The closing level of the share PROCTER & GAMBLE CO on 20/06/05 was 54.25 USD
The closing level of the share PROCTER & GAMBLE CO on 31/12/04 was 55.08 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



60
50
40
30
20
10
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	39 244,00	40 238,00	43 377,00	51 407,00
Operating Income (Losses)	4 736,00	6 678,00	7 853,00	9 827,00
Interest Expense	794,00	603,00	561,00	629,00
Income Tax Expenses (Credits)	1 694,00	2 031,00	2 344,00	2 869,00
Inc(Loss) bef Extraord Items	2 922,00	4 352,00	5 186,00	6 481,00
Net Income/Net Profit (Losses)	2 922,00	4 352,00	5 186,00	6 481,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets	13 095,00	13 349,00	13 104,00	14 108,00
Current Assets Reported	10 889,00	12 166,00	15 220,00	17 115,00
Other Assets/Def Chgs&Oth	10 403,00	15 261,00	15 382,00	25 825,00
Total Assets	34 387,00	40 776,00	43 706,00	57 048,00
Non Current Liabilities	12 531,00	14 366,00	15 162,00	17 623,00
Current Liabilities	9 846,00	12 704,00	12 358,00	22 147,00
Total Liabilities	22 377,00	27 070,00	27 520,00	39 770,00
Total Shareholders' Equity	12 010,00	13 706,00	16 186,00	17 278,00
Total Liabilities and Equity	34 387,00	40 776,00	43 706,00	57 048,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,075	1,63	1,95	2,46
Shares Outstanding (in Mio)	2 591,40	2 601,60	2 594,40	2 543,80
Dividends per Share (in USD)	0,7	0,76	0,82	0,933

REPSOL YPF SA

Bloomberg Code : REP SM Equity **ISIN Code :** ES0173516115

GENERAL DESCRIPTION

Repsol YPF, S.A., through subsidiaries, explores for and produces crude oil and natural gas, refines petroleum, and transports petroleum products and liquefied petroleum gas (LPG). The Company retails gasoline and other products through its chain of gasoline filling stations. Repsol's petroleum reserves are in Spain, Latin America, Asia, North Africa, and the Middle East and United States.

COMPANY ADDRESS

Paseo de la Castellana 278
28046 Madrid
Spain

WEBSITE

www.repsol-ypf.com

BLOOMBERG CONSENSUS

88,2%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	38,25	10,75
2003	15,78	11,99
2004	19,20	13,10
2005	24,23	18,55

06-2003	16,79	13,49
07-2003	14,30	13,90
08-2003	19,14	14,12
09-2003	15,78	14,11
10-2003	20,93	14,39
11-2003	15,23	14,33
12-2003	24,23	14,54
01-2004	25,71	15,49
02-2004	16,89	16,23
03-2004	23,57	16,17
04-2004	20,91	16,70
05-2004	17,90	16,59

The closing level of the share REPSOL YPF SA on 20/06/05 was 21.24 EUR
The closing level of the share REPSOL YPF SA on 31/12/04 was 19.16 EUR

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in EUR, Source : Bloomberg)



25
20
15
10
5
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Sales/Revenue/Turnover	42 851,00	35 555,00	36 069,00	40 585,00
Operating Income (Losses)	4 919,68	3 023,00	3 686,00	4 371,00
Interest Expense	1 619,00	1 382,00	859,00	721,00
Income Tax Expenses (Credits)	988,00	564,00	1 048,00	1 309,00
Inc(Loss) bef Extraord Items	1 515,00	2 286,00	2 230,00	2 180,00
Net Income/Net Profit (Losses)	1 025,00	1 952,00	2 020,00	1 950,00

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Tangible Fixed Assets	31 275,00	21 234,00	19 969,00	20 149,00
Current Assets Reported	12 107,00	11 092,00	12 004,00	12 126,00
Other Assets/Def Chgs&Oth	8 057,00	5 738,00	6 060,00	6 668,00
Total Assets	51 439,00	38 064,00	38 033,00	38 943,00
Non Current Liabilities	17 220,00	11 320,00	10 162,00	10 964,00
Current Liabilities	13 090,00	8 935,00	10 185,00	9 398,00
Total Liabilities	30 310,00	20 255,00	20 347,00	20 362,00
Total Shareholders' Equity	21 129,00	17 809,00	17 686,00	18 581,00
Total Liabilities and Equity	51 439,00	38 064,00	38 033,00	38 943,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in EUR)	0,84	1,599	1,655	1,597
Shares Outstanding (in Mio)	1 220,86	1 220,86	1 220,86	1 220,86
Dividends per Share (in EUR)	0,21	0,31	0,4	0,5

SEVEN-ELEVEN JAPAN CO LTD

Bloomberg Code : 8183 JP Equity **ISIN Code :** JP3423000003

GENERAL DESCRIPTION

SEVEN-ELEVEN JAPAN CO., LTD. operates a chain of convenience stores. The Company sells a variety of products such as magazines, food, and entertainment software. The Company belongs to the Ito-Yokado Group.

COMPANY ADDRESS

8-8 Niban-cho
Chiyoda-ku
Tokyo, 102-8455
Japan

WEBSITE

www.sej.co.jp/

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	5400,00	38,25
2003	3950,00	2765,00
2004	3980,00	13,10
2005	3240,00	24,23

06-2003	3210,00	16,79
07-2003	3650,00	19,49
08-2003	3290,00	19,14
09-2003	3810,00	19,59
10-2003	3950,00	20,93
11-2003	3630,00	22,70
12-2003	3280,00	24,23
01-2004	3340,00	25,71
02-2004	3450,00	23,16
03-2004	3800,00	23,57
04-2004	3980,00	20,91
05-2004	3670,00	22,37

The closing level of the share SEVEN-ELEVEN JAPAN CO LTD on 20/06/05 was 3 070.00 JPY
The closing level of the share SEVEN-ELEVEN JAPAN CO LTD on 31/12/04 was 3 230.00 JPY

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in JPY, Source : Bloomberg)


6000
5000
4000
3000
2000
1000
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Sales/Revenue/Turnover	365 943,00	400 664,00	445 413,00	467 233,00
Operating Income (Losses)	151 832,00	157 942,00	166 899,00	174 365,00
Interest Expense	0,00	0,00	0,00	0,00
Income Tax Expenses (Credits)	64 658,00	65 167,00	67 531,00	68 115,00
Inc(Loss) bef Extraord Items	83 209,00	86 547,00	91 475,00	92 891,00
Net Income/Net Profit (Losses)	83 209,00	86 547,00	91 475,00	92 891,00

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Tangible Fixed Assets	275 414,00	285 178,00	279 035,00	297 618,00
Current Assets Reported	366 021,00	376 627,00	359 324,00	278 769,00
Other Assets/Def Chgs&Oth	156 686,00	193 678,00	256 101,00	372 101,00
Total Assets	798 121,00	855 483,00	894 460,00	948 488,00
Non Current Liabilities	8 205,00	5 802,00	6 043,00	7 979,00
Current Liabilities	184 544,00	196 191,00	226 196,00	218 364,00
Total Liabilities	192 749,00	201 993,00	232 239,00	226 343,00
Total Shareholders' Equity	605 372,00	653 490,00	662 221,00	722 145,00
Total Liabilities and Equity	798 121,00	855 483,00	894 460,00	948 488,00

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in JPY)	100,11	105,22	113,68	115,78
Shares Outstanding (in Mio)	822,85	819,27	801,62	801,59
Dividends per Share (in JPY)	33	35	39	43

SOUTHERN CO

Bloomberg Code : SO US Equity **ISIN Code :** US8425871071

GENERAL DESCRIPTION

The Southern Company is the parent company of Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric. The Company supplies electricity, as well as provides energy-related marketing, trading, and technical services, and wireless telecommunications.

COMPANY ADDRESS

270 Peachtree Street Northwest
Atlanta, GA 30303
United States

WEBSITE

www.southernco.com

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	38,25	23,89
2003	31,81	27,71
2004	33,92	13,10
2005	34,55	24,23

06-2003	31,81	16,79
07-2003	30,53	19,49
08-2003	28,50	19,14
09-2003	29,76	19,59
10-2003	30,40	20,93
11-2003	30,02	22,70
12-2003	30,27	24,23
01-2004	30,34	25,71
02-2004	30,32	23,16
03-2004	30,87	23,57
04-2004	30,59	20,91
05-2004	28,94	22,37

The closing level of the share SOUTHERN CO on 20/06/05 was 34.08 USD
The closing level of the share SOUTHERN CO on 31/12/04 was 33.52 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



40
35
30
25
20
15
10
5
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	10 155,00	10 514,00	11 186,00	11 902,00
Operating Income (Losses)	2 391,00	2 582,00	2 805,00	2 827,00
Interest Expense	557,00	667,00	678,00	667,00
Income Tax Expenses (Credits)	558,00	528,00	612,00	587,00
Inc(Loss) bef Extraord Items	1 306,00	1 335,00	1 495,00	1 562,00
Net Income/Net Profit (Losses)	1 449,00	1 335,00	1 495,00	1 562,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets				
Current Assets Reported	2 956,00	2 929,00	3 060,00	3 463,00
Other Assets/Def Chgs&Oth	2 327,00	2 553,00	2 667,00	2 865,00
Total Assets	29 897,00	33 721,00	35 178,00	36 962,00
Non Current Liabilities	17 169,00	19 726,00	21 602,00	22 332,00
Current Liabilities	4 376,00	4 987,00	3 505,00	3 791,00
Total Liabilities	21 545,00	24 713,00	25 107,00	26 123,00
Total Shareholders' Equity	8 352,00	9 008,00	10 071,00	10 839,00
Total Liabilities and Equity	29 897,00	33 721,00	35 178,00	36 962,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,83	1,86	2,03	2,07
Shares Outstanding (in Mio)	699,00	716,90	734,80	741,50
Dividends per Share (in USD)	1,34	1,355	1,385	1,415

TAKEDA PHARMACEUTICAL CO LTD

Bloomberg Code : 4502 JP Equity **ISIN Code :** JP3463000004

GENERAL DESCRIPTION

Takeda Pharmaceutical Company Limited mainly manufactures and sells pharmaceuticals, food supplements, and chemical products like polyurethane. The Company also produces food, agrochemicals, and environment-related products such as pollution detectors. Takeda Pharmaceutical researches, develops, and promotes the products through its related companies in the US, Europe, and Asia.

COMPANY ADDRESS

4-1-1 Dosho-machi
Chuo-ku Osaka City
Osaka, 540-8645
Japan

WEBSITE

www.takeda.co.jp

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	5960,00	38,25
2003	4990,00	3840,00
2004	5400,00	13,10
2005	5370,00	24,23
06-2003	4770,00	16,79
07-2003	4610,00	19,49
08-2003	4360,00	19,14
09-2003	4490,00	19,59
10-2003	4130,00	20,93
11-2003	4350,00	22,70
12-2003	4250,00	24,23
01-2004	4420,00	25,71
02-2004	4530,00	23,16
03-2004	4810,00	23,57
04-2004	4590,00	20,91
05-2004	4590,00	22,37

The closing level of the share TAKEDA PHARMACEUTICAL CO LTD on 20/06/05 was 5 310.00 JPY
The closing level of the share TAKEDA PHARMACEUTICAL CO LTD on 31/12/04 was 5 160.00 JPY

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in JPY, Source : Bloomberg)



7000
6000
5000
4000
3000
2000
1000
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Sales/Revenue/Turnover	779 218,00	759 968,00	764 076,00	784 848,00
Operating Income (Losses)	263 888,00	263 814,00	307 707,00	344 435,00
Interest Expense	413,00	190,00	132,00	116,00
Income Tax Expenses (Credits)	124 327,00	129 224,00	122 058,00	120 199,00
Inc(Loss) bef Extraord Items	166 856,00	175 488,00	189 708,00	235 488,00
Net Income/Net Profit (Losses)	166 856,00	175 488,00	189 708,00	235 488,00

INCOME STATEMENT (in Mio JPY)

	2002	2003	2004	2005
Tangible Fixed Assets	335 335,00	259 870,00	341 353,00	290 190,00
Current Assets Reported	986 874,00	1 090 542,00	843 163,00	983 629,00
Other Assets/Def Chgs&Oth	101 492,00	126 361,00	510 014,00	573 771,00
Total Assets	1 423 701,00	1 476 773,00	1 694 530,00	1 847 590,00
Non Current Liabilities	68 675,00	50 906,00	80 975,00	68 689,00
Current Liabilities	266 672,00	240 182,00	248 039,00	259 173,00
Total Liabilities	335 347,00	291 088,00	329 014,00	327 862,00
Total Shareholders' Equity	1 088 354,00	1 185 685,00	1 365 516,00	1 519 728,00
Total Liabilities and Equity	1 423 701,00	1 476 773,00	1 694 530,00	1 847 590,00

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in JPY)	187,64	197,12	213,18	264,69
Shares Outstanding (in Mio)	889,12	888,81	888,79	888,76
Dividends per Share (in JPY)	60	65	77	88

UNICREDITO ITALIANO SPA

Bloomberg Code : UC IM Equity **ISIN Code :** IT0000064854

GENERAL DESCRIPTION

UniCredito Italiano SpA, a bank, conducts operations in Italy. The Group's three divisions include UniCredit Banca serving families and small businesses, UniCredit Banca d'Impresa for corporate segment and public organisations and UniCredit Private Banking for wealth management. UniCredito is also present in Central and Eastern Europe.

COMPANY ADDRESS

Via San Protaso 1/3
20121 Milan
Italy

WEBSITE

www.unicredito.it

BLOOMBERG CONSENSUS

96,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	38,25	3,15
2003	4,41	3,12
2004	4,41	3,82
2005	24,23	4,05

06-2003	16,79	3,80
07-2003	4,18	4,02
08-2003	19,14	4,14
09-2003	4,29	4,06
10-2003	20,93	4,05
11-2003	4,25	4,14
12-2003	24,23	4,22
01-2004	4,41	4,23
02-2004	4,37	4,15
03-2004	23,57	3,88
04-2004	20,91	3,88
05-2004	3,96	3,82

The closing level of the share UNICREDITO ITALIANO SPA on 20/06/05 was 4.45 EUR
The closing level of the share UNICREDITO ITALIANO SPA on 31/12/04 was 4.23 EUR

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in EUR, Source : Bloomberg)



6
5
4
3
2
1
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Sales/Revenue/Turnover	17 506,60	15 620,80	15 968,40	15 695,30
Operating Income (Losses)	3 212,30	2 938,80	3 249,70	2 934,20
Interest Expense				
Income Tax Expenses (Credits)	1 484,60	1 316,90	1 385,60	1 036,30
Inc(Loss) bef Extraord Items	1 954,60	1 962,30	2 089,50	2 299,90
Net Income/Net Profit (Losses)	1 453,70	1 801,10	1 960,60	2 130,50

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Tangible Fixed Assets				
Current Assets Reported				
Other Assets/Def Chgs&Oth	25 998,10	34 238,30	41 263,50	50 773,90
Total Assets	208 388,09	213 349,30	238 255,59	265 496,81
Non Current Liabilities				
Current Liabilities				
Total Liabilities	196 050,59	200 054,30	224 403,30	250 691,00
Total Shareholders' Equity	12 337,50	13 295,00	13 852,30	14 805,80
Total Liabilities and Equity	208 388,09	213 349,30	238 255,59	265 496,81

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in EUR)	0,289	0,316	0,311	0,339
Shares Outstanding (in Mio)	5 046,43	6 296,14	6 316,34	6 249,71
Dividends per Share (in EUR)			0,171	0,205

VIVENDI UNIVERSAL SA

Bloomberg Code : EX FP Equity **ISIN Code :** FR0000127771

GENERAL DESCRIPTION

Vivendi Universal SA, through its subsidiaries, conducts operations ranging from music, games, and television to film and telecommunications. The Company provides digital and pay television services, sells music compact discs (CDs), develops and distributes interactive entertainment, and operates mobile and fixed-line telecommunications.

COMPANY ADDRESS

42 Avenue de Friedland
75380 Paris Cedex 08
France

WEBSITE

www.vivendiuniversal.com

BLOOMBERG CONSENSUS

100,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	64,10	9,30
2003	19,48	11,15
2004	24,00	19,30
2005	25,68	22,91

06-2003	17,27	15,80
07-2003	16,50	15,25
08-2003	19,14	14,70
09-2003	17,04	15,20
10-2003	20,93	15,58
11-2003	19,38	18,30
12-2003	24,23	18,67
01-2004	21,69	19,48
02-2004	23,53	20,55
03-2004	23,57	20,14
04-2004	22,67	20,91
05-2004	21,40	19,30

The closing level of the share VIVENDI UNIVERSAL SA on 20/06/05 was 25.30 EUR
The closing level of the share VIVENDI UNIVERSAL SA on 31/12/04 was 23.49 EUR

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in EUR, Source : Bloomberg)


70
60
50
40
30
20
10
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Sales/Revenue/Turnover	57 360,00	58 150,00	25 482,00	21 428,00
Operating Income (Losses)	-11 408,00	-15 931,00	397,00	2 838,00
Interest Expense	1 455,00	1 333,00	698,00	455,00
Income Tax Expenses (Credits)	1 579,00	2 556,00	-408,00	400,00
Inc(Loss) bef Extraord Items	-13 003,00	-22 457,00	69,00	1 784,00
Net Income/Net Profit (Losses)	-13 597,00	-23 301,00	-1 143,00	754,00

INCOME STATEMENT (in Mio EUR)

	2001	2002	2003	2004
Tangible Fixed Assets	28 979,00	11 824,00	9 914,00	6 647,00
Current Assets Reported	38 088,00	20 800,00	14 355,00	11 701,00
Other Assets/Def Chgs&Oth	70 095,00	36 671,00	30 650,00	24 940,00
Total Assets	137 162,00	69 295,00	54 919,00	43 288,00
Non Current Liabilities	41 652,00	19 509,00	15 882,00	11 710,00
Current Liabilities	50 394,00	30 307,00	22 186,00	14 998,00
Total Liabilities	92 046,00	49 816,00	38 068,00	26 708,00
Total Shareholders' Equity	45 116,00	19 479,00	16 851,00	16 580,00
Total Liabilities and Equity	137 162,00	69 295,00	54 919,00	43 288,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in EUR)	-13,862	-21,428	-1,067	0,703
Shares Outstanding (in Mio)	978,44	1 068,08	1 071,43	1 072,05
Dividends per Share (in EUR)	1,5	0	0	0,6

VODAFONE GROUP PLC

Bloomberg Code : VOD LN Equity **ISIN Code :** GB0007192106

GENERAL DESCRIPTION

Vodafone Group Plc is a mobile telecommunications company providing a range of services, including voice and data communications. The Company operates in Continental Europe, the United Kingdom, the United States, and the Far East through its subsidiaries, associates, and investments.

COMPANY ADDRESS

Vodafone House
The Connection
Newbury Berkshire, RG14 2FN
United Kingdom

WEBSITE

www.vodafone.com

BLOOMBERG CONSENSUS

91,7%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	184,25	38,25
2003	138,75	101,00
2004	149,50	114,00
2005	146,50	24,23

06-2003	132,25	16,79
07-2003	121,00	112,50
08-2003	123,75	19,14
09-2003	126,25	116,00
10-2003	126,00	20,93
11-2003	138,75	122,25
12-2003	138,75	24,23
01-2004	149,50	137,50
02-2004	139,00	131,75
03-2004	137,50	23,57
04-2004	141,25	20,91
05-2004	143,50	22,37

The closing level of the share VODAFONE GROUP PLC on 20/06/05 was 136.25 GBp
The closing level of the share VODAFONE GROUP PLC on 31/12/04 was 141.25 GBp

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in GBp, Source : Bloomberg)



200
180
160
140
120
100
80
60
40
20
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio GBp)

	2002	2003	2004	2005
Sales/Revenue/Turnover	22 845,00	28 547,00	32 741,00	34 133,00
Operating Income (Losses)	-5 891,00	-4 961,00	-5 070,00	-4 989,00
Interest Expense	971,00	1 123,00	1 091,00	1 206,00
Income Tax Expenses (Credits)	1 925,00	2 956,00	3 154,00	2 236,00
Inc(Loss) bef Extraord Items	-15 679,00	-8 921,00	-8 267,00	-6 938,00
Net Income/Net Profit (Losses)	-16 155,00	-9 819,00	-9 015,00	-7 540,00

INCOME STATEMENT (in Mio GBp)

	2002	2003	2004	2005
Tangible Fixed Assets	19 949,00	20 832,00	19 169,00	19 299,00
Current Assets Reported	8 480,00	7 339,00	11 769,00	9 698,00
Other Assets/Def Chgs&Oth	134 471,00	135 109,00	116 191,00	104 909,00
Total Assets	162 900,00	163 280,00	147 129,00	133 906,00
Non Current Liabilities	16 017,00	17 453,00	17 172,00	16 934,00
Current Liabilities	13 455,00	14 293,00	15 026,00	14 837,00
Total Liabilities	29 472,00	31 746,00	32 198,00	31 771,00
Total Shareholders' Equity	133 428,00	131 534,00	114 931,00	102 135,00
Total Liabilities and Equity	162 900,00	163 280,00	147 129,00	133 906,00

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in GBp)	-0,238	-0,144	-0,132	-0,114
Shares Outstanding (in Mio)	68 140,84	68 179,38	68 263,93	68 380,87
Dividends per Share (in GBp)	0,015	0,017	0,02	0,041

WAL-MART STORES INC

Bloomberg Code : WMT US Equity **ISIN Code :** US9311421039

GENERAL DESCRIPTION

Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The Company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

COMPANY ADDRESS

702 Southwest Eighth Street
Bentonville, AR 72716
United States

WEBSITE

www.walmart.com/

BLOOMBERG CONSENSUS

92,0%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	63,75	38,25
2003	60,08	46,74
2004	61,05	13,10
2005	54,49	24,23

06-2003	55,39	16,79
07-2003	57,32	19,49
08-2003	59,30	19,14
09-2003	60,08	19,59
10-2003	59,39	20,93
11-2003	59,04	22,70
12-2003	54,50	24,23
01-2004	54,61	25,71
02-2004	60,05	23,16
03-2004	61,05	23,57
04-2004	59,02	20,91
05-2004	56,54	22,37

The closing level of the share WAL-MART STORES INC on 20/06/05 was 48.86 USD
The closing level of the share WAL-MART STORES INC on 31/12/04 was 52.82 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)



70
60
50
40
30
20
10
0
01/02
03/02
05/02
07/02
09/02
11/02
01/03
03/03
05/03
07/03
09/03
11/03
01/04
03/04
05/04
07/04
09/04
11/04
01/05
03/05
05/05

INCOME STATEMENT (in Mio USD)

	2002	2003	2004	2005
Sales/Revenue/Turnover	204 011,00	229 616,00	256 329,00	285 222,00
Operating Income (Losses)	9 767,00	11 334,00	12 673,00	17 091,00
Interest Expense	1 354,00	1 059,00	996,00	1 187,00
Income Tax Expenses (Credits)	3 765,00	4 357,00	5 118,00	5 589,00
Inc(Loss) bef Extraord Items	6 631,00	8 011,00	9 075,00	10 516,00
Net Income/Net Profit (Losses)	6 592,00	7 955,00	9 054,00	10 267,00

INCOME STATEMENT (in Mio USD)

	2002	2003	2004	2005
Tangible Fixed Assets	45 750,00	51 374,00	58 530,00	68 567,00
Current Assets Reported	28 246,00	30 722,00	34 421,00	38 491,00
Other Assets/Def Chgs&Oth	9 455,00	12 712,00	11 961,00	13 165,00
Total Assets	83 451,00	94 808,00	104 912,00	120 223,00
Non Current Liabilities	19 860,00	21 466,00	22 387,00	26 616,00
Current Liabilities	27 282,00	32 519,00	37 418,00	42 888,00
Total Liabilities	47 142,00	53 985,00	59 805,00	69 504,00
Total Shareholders' Equity	36 309,00	40 823,00	45 107,00	50 719,00
Total Liabilities and Equity	83 451,00	94 808,00	104 912,00	120 223,00

SHARE DATA

	2002	2003	2004	2005
Earnings Per Share (in USD)	1,48	1,8	2,08	2,41
Shares Outstanding (in Mio)	4 453,00	4 395,00	4 311,00	4 234,00
Dividends per Share (in USD)	0,28	0,3	0,36	0,52

WELLS FARGO & COMPANY

Bloomberg Code : WFC US Equity **ISIN Code :** US9497461015

GENERAL DESCRIPTION

Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The Company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

COMPANY ADDRESS

420 Montgomery Street
San Francisco, CA 94104
United States

WEBSITE

www.wellsfargo.com/

BLOOMBERG CONSENSUS

93,8%

HISTORICAL CLOSING PRICE (Source : Bloomberg)

Year	Highest closing price	Lowest closing price
2002	53,21	38,25
2003	58,94	44,15
2004	63,25	13,10
2005	62,25	24,23

06-2003	52,00	16,79
07-2003	53,03	19,49
08-2003	50,52	19,14
09-2003	51,71	19,59
10-2003	56,32	20,93
11-2003	57,36	22,70
12-2003	58,94	24,23
01-2004	58,45	25,71
02-2004	58,20	23,16
03-2004	58,60	23,57
04-2004	57,25	20,91
05-2004	59,12	22,37

The closing level of the share WELLS FARGO & COMPANY on 20/06/05 was 61.66 USD
The closing level of the share WELLS FARGO & COMPANY on 31/12/04 was 62.15 USD

CLOSING PRICE OF THE SHARE SINCE JANUARY 2002 (in USD, Source : Bloomberg)


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01/03
03/03
05/03
07/03
09/03
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INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Sales/Revenue/Turnover	26 942,00	29 216,00	31 771,00	33 876,00
Operating Income (Losses)	5 639,00	8 844,00	9 448,00	10 943,00
Interest Expense				
Income Tax Expenses (Credits)	2 056,00	3 144,00	3 275,00	3 755,00
Inc(Loss) bef Extraord Items	3 423,00	5 710,00	6 202,00	7 014,00
Net Income/Net Profit (Losses)	3 423,00	5 434,00	6 202,00	7 014,00

INCOME STATEMENT (in Mio USD)

	2001	2002	2003	2004
Tangible Fixed Assets				
Current Assets Reported				
Other Assets/Def Chgs&Oth	40 326,00	45 259,00	42 155,00	35 674,00
Total Assets	307 569,00	349 197,00	387 798,00	427 849,00
Non Current Liabilities				
Current Liabilities				
Total Liabilities	280 355,00	318 878,00	353 329,00	389 983,00
Total Shareholders' Equity	27 214,00	30 319,00	34 469,00	37 866,00
Total Liabilities and Equity	307 569,00	349 197,00	387 798,00	427 849,00

SHARE DATA

	2001	2002	2003	2004
Earnings Per Share (in USD)	1,99	3,19	3,69	4,15
Shares Outstanding (in Mio)	1 695,50	1 685,91	1 698,11	1 694,59
Dividends per Share (in USD)	1	1,1	1,5	1,86

SCHEDULE E

RECENT DEVELOPMENTS IN RESPECT OF THE ISSUER

Crédit Agricole S.A. first-quarter 2005 results (*press release dated 2 June 2005*)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 1 June 2005 to approve the results for the first quarter of 2005, prepared using international financial reporting standards (IFRS)*.

Net income (Group share) amounted to €905 million in the first quarter of 2005, a strong increase (+ 41.6%) compared with the same period of last year. This performance was the result of strong growth in gross operating income (up 26%), coupled with low risk-related costs and a sharp increase in the contribution from equity affiliates (up 17.9%). It was driven by sustained commercial momentum at the Regional Banks and Crédit Lyonnais, sharp increase in asset management and specialised financial services and a strong growth in corporate and investment banking results.

*

* *

After the Board Meeting, Jean Laurent, Chief Executive Officer, said *"2005 is the first year of full operation of Crédit Agricole S.A. in its new shape after the completion of Crédit Lyonnais' integration ; the first quarter results are very good and fully benefit from the dynamic growth of revenues and the good control of costs".*

René Carron, Chairman, highlighted "*the growth in contribution from all business lines, which bears out our business model based on a targeted development strategy abroad. The major agreement we have just signed with Banca Intesa in asset management is an excellent illustration of this approach*".

(*) For comparability, Q1-2004 figures have been estimated using IFRS, including IAS 32 and 39 and IFRS 4, on a like-for-like basis and comparable methods. These estimates have not been audited.

CONSOLIDATED RESULTS FOR CRÉDIT AGRICOLE S.A.

Net income (Group share) for the first quarter of 2005 came to €905 million, an increase of 41.6% compared with the same period of 2004.

This performance reflects strong growth in operating results from retail banking and related activities, a decrease in risk-related costs and an increase in the contribution from equity affiliates.

Gross operating income rose by 26.0% to €1,024 million, with two contributing factors:
- **A Net banking income increase** of 9.7% to €3,233 million, driven by sustained activity in asset management and specialised financial services;
- **Well controlled operating expenses** (up 3.6%), with cost synergies achieved absorbing most of the extra costs arising from growing business. On a like for like basis (full consolidation of Eurofactor), the rise of costs is limited to 3.1%.

The cost/income ratio therefore improved by 4.1 percentage points to 68.3%.

Risk-related costs were €138 million, down 33.3% on the first quarter of 2004.

The contribution from equity affiliates rose by 17.9% from €329 million to €388 million. This growth was due to a 7.9% increase in the contribution from the Regional Banks (€236 million vs €219 million in the first quarter of 2004) and in the contribution from international retail banking (€123 millions up 44.4% on the first quarter of 2004) mostly from Banca Intesa.

Pre-tax income on ordinary activities came to €1,279 million, an increase of 37.5% on the first quarter of 2004.

Net income (Group share) before integration-related costs rose by 40.7% to €937 million, giving an annualized ROE of 15.3%.

In € millions	**Q1-04**	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26,0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

RESULTS BY BUSINESS LINE

The contribution to consolidated results made by the Group's six business lines strongly increased (up 27%) in the first quarter of 2005.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks enjoyed sustained business activity during the first quarter across all markets. The main highlights were the continued success of pension savings products and further strong growth in mortgage lending.

Total customer assets rose by €27.7 billion to €430.8 billion in the twelve months to end March 2005, a yearon- year increase of 6.9%.
Growth in **bank deposits** was once again driven mainly by precautionary savings, with an 8.2% increase in passbook deposits to €53.8 billion and 9.6% in time deposits, chiefly due to the success of the *Capital Vert Croissance* pension savings plan, which brought in €400 million in the first quarter alone.
The sharp increase in **off-balance sheet assets** was due to another excellent performance in life insurance, with in-force business rising by almost 11% year-on-year to €102.5 billion. Investments in mutual funds and REITs rose by 8.1% year-on-year.

Lending activities continued to perform well, with a 12.1% increase in new lending and 8.7% growth in the loan book. **New medium and long-term lending** amounted to €12.1 billion, including €7 billion in mortgage loans, a rise of 12.8% compared with the first quarter of 2004. New lending was even stronger in other sectors such as corporates (up 22.8%), local authorities (up 18.9%) and small businesses (up 14.6%).
The Regional Banks had a total **loan book** of €246.2 billion at 31 March 2005, a year-on-year increase of 8.7% compared with 8.2% at 31 March 2004. All sectors contributed to this growth, although mortgage lending was still out ahead with a year-on-year increase of 12.7%, closely followed by local authority lending with 10.6%.

Gross operating income of the 42 Regional Banks, based on aggregate results restated for the interim dividend, totalled €1,195 million, an increase of 5.3% compared with the first quarter of 2004, due to two supporting factors:
- An increase of 3.4% in **net banking income** to €2,853 million restated for the interim dividend received during the quarter. This growth was driven by fee and commission income (up 3.9%), chiefly from insurance (up 5.1%) and services and other banking transactions (up 6.8%).
- Controlled growth in operating expenses, which rose by 2.2% to €1,658 million.

Consequently, the cost/income ratio improved by a further 0.7 percentage points to 58.1% at the end of March 2005.

The cost of credit risk, which was already low, fell to 22 basis points in the first quarter. Doubtful loans as a percentage of total loans outstanding continued to fall, amounting to 3.4% at end March 2005 compared with 3.9% one year earlier, while provision cover (excluding collective provisions) stood at 69.8%.
As a result, **aggregate net income** of the 42 Regional Banks restated for the interim dividend amounted to €665 million, a year-on-year increase of 8.8%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Equity affiliates*	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax**	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	**n.a.**	**n.a.**	
Allocated capital (€ bn)		**3.3**	
ROE		**20.4 %**	

* based on the equity consolidation of 25% of net results

** Tax impact of dividends received from Regional Banks

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 6.1% to €180 million, after the accretive impact of dividends paid by the Regional Banks and after deducting the tax paid by Crédit Agricole S.A. on those dividends.

ROE stood at 20.4% as of end March 2005.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

Commercial momentum remained strong during the first quarter, particularly in bank savings products, with passbook deposits up 18.8% year-on-year. Life insurance delivered an exceptional performance, with new inflows up 38% compared with the first quarter of 2004 and in-force business up 8.9% to €30.5 billion. In securities, the Crédit Lyonnais network performed extremely well in the SANEF public offering, achieving market share of 20%, well above its 'natural' level. **Total customer assets** rose by 5.7% year-on-year to €120.3 billion. New lending to personal customers remained buoyant and the mortgage book rose by 9% over one year. The consumer credit book rose by 4.3%, with growth accelerating compared with the twelve months to December 2004 (3.7%). Demand for medium and long-term loans from SMEs picked up sharply, with new lending up 50% and the loan book 8.1%. **Total loans outstanding** were up 6.2% to €49.4 billion at 31 March 2005.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2 %**	**74.9 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6 %**	

(*) On a like-for-like basis and comparable methods

Gross operating income rose by 6.6% to €210 million in the first quarter. **Net banking income** was up 1.1% to €837 million, driven by fee and commission income (up 3.0%) principally from

insurance and securities. **Operating costs** were kept **under very tight control, falling by 0.6%.** As a result of progress in the new business plan, structural costs fell by more than the cost of investing in new commercial capability (branch network optimisation programme and increased scale in call centres).

Consequently, the **cost/income ratio** improved by 1.3 percentage points to 74.9%.

Risk-related costs were unchanged from the first quarter of 2004 and the cost of risk (including collective provisions) as a percentage of risk-weighted assets remained stable at 45 basis points. Provision cover was strengthened to 79.7%.

Net income came to €118 million, a year-on-year increase of 10.5%. Annualised **ROE** stood at 20.6%.

3. SPECIALISED FINANCIAL SERVICES

Crédit Agricole S.A. continued to develop this business line, and more particularly consumer credit and factoring.
Early in the year, Sofinco acquired the household equipment financing business of Banco Comercial Portugues's specialist consumer credit subsidiary, making it Portugal's leading non-specialist consumer credit provider. In factoring, at the end of 2004 Crédit Agricole S.A. acquired Euler's 50% stake in Eurofactor, bringing its holding
up to 100%.

All business lines contributed to growth in the first quarter of 2005.

New consumer financing rose by 17% year-on-year, driven by strong growth in international business (up 45%), and more particularly in Italy (Agos Itafinco up 61%) and Germany (Creditplus up 42%).

The **managed consumer credit book** amounted to €32.7 billion at 31 March 2005, a year-on-year increase of 14.2%. International business rose by 42% and accounted for almost 31% of this total.

The lease finance book remained stable at €12.6 billion amid a climate of weak fixed investment. However, international business was more buoyant, especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing.

The **factoring business** continued to grow. Revenues were up 16.5% compared with the first quarter of 2004, while factored receivables amounted to €5 billion, an increase of 15.4%, driven by international business (up 12.4%), chiefly in Germany and Belgium.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5 %**	**53.7 %**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	

The full consolidation of Eurofactor in Crédit Agricole S.A. accounts, explained a 4 points rise of **net banking income (**up 11.6% to €603 million) and a 5 points increase of operating expenses (up 12% to €324 million).
Gross operating income amounted to €279 million, a year-on-year increase of 11.1%.

Risk-related costs fell by 4.9% to €97 million, mainly due to an improvement in the lease finance business.

Pre-tax income on ordinary activities came to €183 million, an increase of 27.9% on the first quarter of 2004.
Net income before integration-related costs rose by 49.2% to €126 million.

ROE stood at 24.3% at 31 March 2005.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

This business line performed very well in the first quarter of 2005. Assets under management amounted to €430 billion at 31 March 2005, a year-on-year increase of 8.5% and an increase of €24 billion since 31 December 2004.

The business is set to expand further following the end May 2005 agreement with Banca Intesa to take a 65% controlling interest in the combination of Nextra Investment Management and Crédit Agricole Asset Management sgr. This deal will make the Crédit Agricole S.A. Group one of Europe's top five asset managers.

The **asset management** business performed well during the quarter. Assets under management were up €14.5 billion, driven mainly by new inflows which amounted to €9 billion, representing annualised growth of 10.4%. New business came largely from corporate and institutional investors, with a strong focus on bond and alternative funds. The international subsidiaries continued to deliver good results and accounted for 45% of new inflows. Assets under management rose steeply (+9.1% with identical scope) to almost €369 billion. International business grew by 35.8% compared with 16.4% for France. During the quarter, Crédit Agricole Asset Management unified and remodelled its mutual fund offering, enriched its range of absolute return funds and launched a new Euronext-traded tracker.

In **private banking,** the main highlight of the quarter was the legal, organisational and systems merger in Switzerland between Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse to create Crédit Agricole Suisse S.A., which is the number two foreign bank in the Swiss private banking market. Assets under management remained virtually unchanged compared with 31 March 2004. Domestic business was supported by a good performance from Banque de Gestion Privée Indosuez, which capitalised on co-operation with the Regional Banks.

Life insurance enjoyed strong growth momentum and had an excellent quarter. Total premium income topped €5 billion with over 300,000 new policies written. In-force business amounted to €133 billion, a year-on-year increase of 9.7%, driven by demand for non-unit-linked business (up 10% over one year). These good results have consolidated the Group's number two position held by Predica, in the French life insurance market.

Property & casualty insurance (Pacifica and Finaref) was exceptionally buoyant with all activities delivering strong growth. Premium income rose by 21% compared with the first quarter of 2004. The loss ratio is improving steadily and now stands at 52.7%, while the combined ratio is an excellent 82.7%.

In € millions	**Q1-04***	**Q1-05**	**% change Q1-05/ Q1-04***
Net banking income	**682**	**777**	**+13.9%**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	**47.1 %**	**43.5 %**	
Allocated capital (€ bn)		**5.8**	
ROE		**20.1 %**	

* On a like-for-like basis and on comparable methods

Gross operating income rose by 21.6% compared with the first quarter of 2004, to €439 million. Net banking income was up sharply by 13.9%, while operating expenses rose by 5.2%.

Net income before integration-related costs came to €290 million, a year-on-year increase of 18.9%. **ROE** stood at 20.1%.

5. CORPORATE AND INVESTMENT BANKING

Revenues have pursued the improvement trend initiated in final quarter of 2004, with a year-on-year increase of 7.3% in the first quarter of 2005 on a like-for-like basis and at constant exchange rates.
Net income before integration-related costs rose by 48% to €301 million, giving an annualised ROE of 16.9%.

In € millions	**Q1-04***	**Q1-05**	**% change**

			Q1-05/ Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1.%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1 %**	**65.6 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

Gross operating income was up 24.5% compared with the first quarter of 2004 and benefited from the favourable scissors effect of the growth in net banking income (up 4.9%) and the decrease by 3.1% in operating expenses. On a like-for-like basis and at constant exchange rates, gross operating income was up 27.5%.

Risk-related costs recorded a net provision reversal of €14 million.

Integration-related costs were sharply down by €20 million in the quarter.

Financing activities

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3 %**	**47.7 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

In a climate of weak demand for credit and tightening spreads, **gross operating income** rose by 29.4%, driven by stable **net banking income** (up 0.7% or 3.2% on a like-for-like basis and comparable methods) coupled with a **massive reduction in costs** (down 19% or 17.6% on a like-for-like basis and comparable methods). Net banking income was supported by a continued shift towards higher value-added products, such as structured finance.

The **cost/income ratio** improved by 11.6 percentage points to 47.7%.

Risk-related costs recorded a net provision reversal of €13 million in the quarter.

Annualised **ROE** stood at 16.9%.

Capital markets and investment banking

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8 %**	**78.1 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

The capital markets business achieved a very good performance with a near 8% increase of the **net banking income** driven by a recovery in equity derivatives, an excellent performance in fixed-income activities and a robust contribution from brokerage in a slightly less favourable climate. Operating expenses rose by 5.6% due to organic growth, leading to a 17.2% increase in **gross operating income** to €134 million.

Net income before integration-related costs amounted to €103 million, a year-on-year increase of 10%, giving an annualised **ROE** of 16.9%.

6. INTERNATIONAL RETAIL BANKING

This business line has been reorganised and certain subsidiaries (notably BFCAG, Yemen and Egypt) transferred to other business lines. International retail banking now essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, the main one being Crédit du Maroc.
The contribution was mainly attributable to income from equity affiliates of €123 million up 44.4%over the first quarter of 2004. Banca Intesa which achieved a very good performance, was the main contributor.
Net income rose by 40.4% to €127 million, generating an annualised ROE of 22.3%.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	**79.4 %**	**83.2 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**22.3 %**	

**On a like-for-like basis and comparable methods*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER BUSINESS

This business line contributed a loss of €138 million compared with €156 million in the first quarter of 2004. The improvement was essentially due to the increase in net banking income caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS, compared to a relatively
low first quarter of 2004.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38.4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

**On a like-for-like basis and comparable methods*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2005, the Crédit Agricole Group generated €1.301 billion in net income group share, up 20.4% compared to the first-quarter 2004.

€m	Q1-04	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income – Group share	**1,081**	**1,301**	**+20.4%**

Crédit Agricole S.A. general shareholders' meeting (*press release dated 18 May 2005*)

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain David, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean Le Brun who has reached the statutory age limit
- - Philippe Camus, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The general shareholders' meeting also reappointed Messrs René Carron, Alain Dieval, Daniel Lebegue, Michel Michaut, Jean-Claude Pichon, Xavier Fontanet and Corrado Passera as directors for a further three-year term.

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  - Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  - Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  - Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  - Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m *against* €2,203m *under French standards*. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**
- **Net income (Group share):**
  before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  after goodwill and integration-related costs **€2.203 billion (+93.2%)**

• **ROE*: 13.6% versus 10.6% (+3 percentage points)**

• **Earnings per share*: €2.14 (+19.6%)**

• **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
- Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
➢ Income from equity affiliates	1,113	+30.0%	310	+29.7%
➢ Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in

* ***Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data***

corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

➢ Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.
➢ The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* *Tax impact of dividends received from Regional Banks*

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	**2004**	**% change 2004/2003***	**Q4-04**	**% change Q4-04/Q4-03***
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and

retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

2. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

➢ The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);

- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business. **Operating expenses** were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM)

was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
➢ Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

<u>Financing activities</u>

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
➢ Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
➢ Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.

Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

➢ Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

__**Capital markets and investment banking**__

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**	**% change Q4-04/Q3-04**
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
➢ Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
➢ Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to

reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004**,** generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
➢ *Income from equity affiliates*	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			

ROE	14.3%

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
▪ Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
➢ Income from equity affiliates	8	n.a.	4	n.a.
➢ Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.
This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
➢ Income from equity affiliates	389	+77.6%
➢ Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**

Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref (press release dated 1 February, 2005)

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years.

Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- the leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- the first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November 2004)*

• **Gross operating income**	**€2,895 million (+7.3%)**
• **Pre-tax ordinary income**	**€3,366 million (+38.1%)**
• **Net income - Group share:**	
before goodwill and integration-related costs	**€2,407 million (+46.4%)**
after goodwill and integration-related costs	**€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

- **Net income - Group share:**

before goodwill and integration-related costs	**€874 million (+51.5%)**
after goodwill and integration-related costs	**€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	**n.m.**
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share**, **before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%**.

4. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003.

Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004**, **gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

5. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income,** which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.
The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004**, **gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

6. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom. **Gross operating income** increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis.
Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.
Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up 2.5%

year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.
Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.
Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.
Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004**, **gross operating income** rose by 8.5% year-on-year to €267 million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

7. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).
Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.
Overall, margins in the asset management business were boosted by the growing proportion of bond and

alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an **annualised ROE of 14.2%**.

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.

These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.6%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+85.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	**78.6%**	**79.7%**		**77.1%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.5%**	**14.3%**				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.
During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. *Like-for-like gross operating income grows by 19.4% year to year.*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.

Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	**9M-03**	**9M-04**	**% change 9M-04/ 9M-03**
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%
Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1B

Pricing Supplement relating to the issuance of JPY 1,200,000,000 Callable Fixed Rate/Index Linked Notes due June 2017

June 24, 2005

Please see attached.

Pricing Supplement dated 24 June 2005

CREDIT AGRICOLE S.A.
acting through its London branch

Issue of JPY 1,200,000,000 Callable Fixed Rate/Index Linked Notes due June 2017 (the "Notes") under the U.S.$20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated 9 July 2004.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London Branch
2	(i)	Series Number:	**108**
	(ii)	Tranche Number:	**1**
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		JPY 1,200,000,000
	(i)	Series:	JPY 1,200,000,000
	(ii)	Tranche:	JPY 1,200,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Not Applicable
6	Specified Denominations:		JPY 100,000,000
7	(i)	Issue Date:	29th June 2005
	(ii)	Interest Commencement Date:	29th June 2005
8	Maturity Date:		29th June 2017, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Interest Basis:		2.00 per cent. Fixed Rate/Index Linked Interest (further particulars specified in paragraph 19 below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Interest Basis: 1. 2.00 per cent. Fixed Rate, for the period from and including the Issue Date to but excluding 29th June 2006; automatically converting on 29th June 2006 to: 2. Index Linked Interest, for the period from and including 29th June 2006 to but excluding the Maturity Date
12	Put/Call Options:	Call (further particulars specified below)
13	Status of the Notes:	Unsubordinated
14	Listing:	None
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.00 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	29th December 2005 and 29th June 2006, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which a "Business Day" is as defined in paragraph 19(vii) below
	(iii)	Fixed Coupon Amount(s):	JPY 1,000,000 per JPY 100,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 5(j)):	30E/360, unadjusted
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Applicable
	(i) Index/Formula:	See Annex 1 to this Pricing Supplement
	(ii) Calculation Agent responsible for calculating the interest due:	Crédit Agricole S.A., London Branch
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See paragraph 19(i) above
	(iv) Interest Period(s):	Semi-annual Interest Periods commencing on (and including) 29th June 2006 to (but excluding) the first Specified Interest Payment Date and thereafter from (and including) each Specified Interest Payment Date to (but excluding) the following Specified Interest Payment Date
	(v) Specified Interest Payment Dates:	29th June and 29th December in each year, commencing 29th December 2006 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(vi) Business Day Convention:	Modified Following Business Day Convention
	(vii) Business Centre(s) (Condition 5(j)):	A "Business Day" is a day which is both: 1. a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Tokyo and London; and 2. a TARGET Business Day, and Condition 5(j) shall be modified accordingly
	(viii) Minimum Rate of Interest:	0.00 (zero) per cent. per annum

(ix))	Maximum Rate of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 5(j)):	Actual/365(fixed), adjusted
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Applicable
(i)	Optional Redemption Date(s):	29th June and 29th December in each year, commencing 29th June 2006 up to and including 29th December 2016, subject to adjustment in accordance with the Modified Following Business Day Convention
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	JPY 100,000,000 per Note of JPY 100,000,000 specified denomination
(iii)	If redeemable in part:	
(a)	Minimum nominal amount to be redeemed:	Not Applicable
(b)	Maximum nominal amount to be redeemed:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period:	5 Business Days' notice prior to the Optional Redemption Date to the Agent and, in accordance with Condition 14 or paragraph "9 *Notices*" on page 36 of the Offering Circular (modified as mentioned in paragraph 32 below), to the holders of Notes
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	JPY 100,000,000 per Note of JPY 100,000,000 specified denomination
24	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on	Par

		redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		Condition 7(h) shall be amended to provide that if any date for payment in respect of any Note, receipt or Coupon is not a Business Day, that date for payment shall be adjusted in accordance with Modified Following Business Day Convention for which a "Business Day" is as defined in paragraph 19(vii)
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on		No

	which such Talons mature):	
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29	Details relating to Instalment Notes:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	(i) Other terms or special conditions:	Any notice given to the clearing system in accordance with paragraph "*(9) Notices*" on page 36 of the Offering Circular shall be deemed to have been given to the holder of Notes on the day on which that notice is given to the clearing system.
	(ii) Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:	Mizuho International plc
35	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0222198474

37	Common Code:	022219847
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	**FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT** Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom **ISSUING AGENT** Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of JPY 109.29 per U.S.$, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 10,979,961.57

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: Omar Ismael Aguirre
Duly authorised

ANNEX 1

Interest from, and including, 29th June 2006 to, but excluding, the Maturity Date will be paid semi-annually in arrear on the Specified Interest Payment Dates referred to in paragraph 19(v) of this Pricing Supplement.

The annual interest rate, in respect of each six-month Interest Period ending on one of the Specified Interest Payment Dates, shall be calculated by the Calculation Agent in accordance with the following formula:

(20-year CMS minus 2-year CMS) + 0.21 per cent.

where:

"20-year CMS" means the swap rate for JPY swap transactions with a maturity of 20 years which appears on Telerate Page 17143 (or any successor page to that page) under the heading "TOKYO SWAP REFERENCE RATE (T.S.R.)" as of 10.00 a.m. Tokyo time on the Determination Date;

"2-year CMS" means the swap rate for JPY swap transactions with a maturity of 2 years which appears on Telerate Page 17143 (or any successor page to that page) under the heading "TOKYO SWAP REFERENCE RATE (T.S.R.)" as of 10.00 a.m. Tokyo time on the Determination Date;

"Determination Date" means, in relation to the relevant Interest Period, the date which is two Tokyo Banking Days prior to the first day of that Interest Period;

"Tokyo Banking Day" means a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in Tokyo,

PROVIDED THAT, in the case of each or either of 20-year CMS and 2-year CMS, if the Calculation Agent determines in its sole and absolute discretion that, on the Determination Date for any Interest Period, the relevant rate (20-year CMS or 2-year CMS, as the case may be):

(i) does not appear on Telerate Page 17143 (or any successor or other relevant page); or

(ii) for any other reason, is unavailable or cannot reasonably be calculated,

the relevant rate for that Interest Period will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the interbank market selected by the Calculation Agent at approximately 10:00 a.m. Tokyo time on the day that is two Tokyo Banking Days prior to the first day of that Interest Period. For this purpose, the mid-market semi-annual swap rate means the arithmetic mean of the bid and offered rates for the semi-annual fixed leg, calculated on an Actual/365 day count basis, of a fixed-for-floating JPY interest rate swap transaction with a term of approximately 20 years or 2 years commencing on the

first day of that Interest Period and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to JPY-LIBOR-BBA (as quoted on Telerate Page 3750, fixed at 11.00 a.m. London time two London Banking Days (as defined in s.1.3. of the 2000 ISDA Definitions) prior to the immediately preceding Specified Interest Payment Date) with a maturity of six months. The Calculation Agent will request the principal office of each of the relevant swap dealers to provide a quotation of its rate. If at least three quotations are provided, the rate for that Interest Period will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

Promptly upon determining either the annual interest rate or 20-year CMS or 2-year CMS, as the case may be, hereunder, the Calculation Agent shall accordingly determine the relevant interest amount per Specified Denomination of JPY 100,000,000, and shall notify the Issuer and the Agent of its determinations.

RECENT DEVELOPMENTS

Incorporation by reference of Crédit Agricole S.A.'s 2004 annual report

Crédit Agricole S.A.'s 2004 annual report (document de reference) filed with the Autorité des marchés financiers ("AMF") under n°D.05-0233 on 17 March 2005, as further supplemented and updated by the actualisation filed with the AMF under number D.05-0233-A01, D.05-0233-A02 and D.05-0233-A03 on 20 April 2005, 4 May 2005 and 9 June 2005 respectively (the "2004 Annual Report"), is hereby incorporated by reference in this Pricing Supplement. The 2004 Annual Report shall modify or, as the case may be, supersede the contents of the Offering Circular to the extent that a statement contained in the 2004 Annual Report is inconsistent with any information contained or incorporated by reference in the Offering Circular.

Crédit Agricole S.A. first-quarter 2005 results *(press release dated 1 June 2005)*

Sharp increase in first quarter 2005 results

- **Gross operating income: €1,024 million (up 26.0%)**
- **Net income (Group share): €905 million (up 41.6%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 1 June 2005 to approve the results for the first quarter of 2005, prepared using international financial reporting standards (IFRS)*.

Net income (Group share) amounted to €905 million in the first quarter of 2005, a strong increase (+ 41.6%) compared with the same period of last year. This performance was the result of strong growth in gross operating income (up 26%), coupled with low risk-related costs and a sharp increase in the contribution from equity affiliates (up 17.9%). It was driven by sustained commercial momentum at the Regional Banks and Crédit Lyonnais, sharp increase in asset management and specialised financial services and a strong growth in corporate and investment banking results.

After the Board Meeting, Jean Laurent, Chief Executive Officer, said *"2005 is the first year of full operation of Crédit Agricole S.A. in its new shape after the completion of Crédit Lyonnais' integration ; the first quarter results are very good and fully benefit from the dynamic growth of revenues and the good control of costs".*

René Carron, Chairman, highlighted *"the growth in contribution from all business lines, which bears out our business model based on a targeted development strategy abroad. The major agreement we have just signed with Banca Intesa in asset management is an excellent illustration of this approach".*

(*) For comparability, Q1-2004 figures have been estimated using IFRS, including IAS 32 and 39 and IFRS 4, on a like-for-like basis and comparable methods. These estimates have not been audited.

CONSOLIDATED RESULTS FOR CRÉDIT AGRICOLE S.A.

Net income (Group share) for the first quarter of 2005 came to €905 million, an increase of 41.6% compared with the same period of 2004.

This performance reflects strong growth in operating results from retail banking and related activities, a decrease in risk-related costs and an increase in the contribution from equity affiliates.

Gross operating income rose by 26.0% to €1,024 million, with two contributing factors:
- **A Net banking income increase** of 9.7% to €3,233 million, driven by sustained activity in asset management and specialised financial services;
- **Well controlled operating expenses** (up 3.6%), with cost synergies achieved absorbing most of the extra costs arising from growing business. On a like for like basis (full consolidation of Eurofactor), the rise of costs is limited to 3.1%.

The cost/income ratio therefore improved by 4.1 percentage points to 68.3%.

Risk-related costs were €138 million, down 33.3% on the first quarter of 2004.

The contribution from equity affiliates rose by 17.9% from €329 million to €388 million. This growth was due to a 7.9% increase in the contribution from the Regional Banks (€236 million vs €219 million in the first quarter of 2004) and in the contribution from international retail banking (€123 millions up 44.4% on the first quarter of 2004) mostly from Banca Intesa.

Pre-tax income on ordinary activities came to €1,279 million, an increase of 37.5% on the first quarter of 2004.

Net income (Group share) before integration-related costs rose by 40.7% to €937 million, giving an annualized ROE of 15.3%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26,0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

RESULTS BY BUSINESS LINE

The contribution to consolidated results made by the Group's six business lines strongly increased (up 27%) in the first quarter of 2005.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks enjoyed sustained business activity during the first quarter across all markets. The main highlights were the continued success of pension savings products and further strong growth in mortgage lending.

Total customer assets rose by €27.7 billion to €430.8 billion in the twelve months to end March 2005, a yearon- year increase of 6.9%.
Growth in **bank deposits** was once again driven mainly by precautionary savings, with an 8.2% increase in passbook deposits to €53.8 billion and 9.6% in time deposits, chiefly due to the success of the *Capital Vert Croissance* pension savings plan, which brought in €400 million in the first quarter alone.
The sharp increase in **off-balance sheet assets** was due to another excellent performance in life insurance, with in-force business rising by almost 11% year-on-year to €102.5 billion. Investments in mutual funds and REITs rose by 8.1% year-on-year.

Lending activities continued to perform well, with a 12.1% increase in new lending and 8.7% growth in the loan book. **New medium and long-term lending** amounted to €12.1 billion, including €7 billion in mortgage loans, a rise of 12.8% compared with the first quarter of 2004. New lending was even stronger in other sectors such as corporates (up 22.8%), local authorities (up 18.9%) and small businesses (up 14.6%).
The Regional Banks had a total **loan book** of €246.2 billion at 31 March 2005, a year-on-year increase of 8.7% compared with 8.2% at 31 March 2004. All sectors contributed to this growth, although

mortgage lending was still out ahead with a year-on-year increase of 12.7%, closely followed by local authority lending with 10.6%.

Gross operating income of the 42 Regional Banks, based on aggregate results restated for the interim dividend, totalled €1,195 million, an increase of 5.3% compared with the first quarter of 2004, due to two supporting factors:
- An increase of 3.4% in **net banking income** to €2,853 million restated for the interim dividend received during the quarter. This growth was driven by fee and commission income (up 3.9%), chiefly from insurance (up 5.1%) and services and other banking transactions (up 6.8%).
- Controlled growth in operating expenses, which rose by 2.2% to €1,658 million.

Consequently, the cost/income ratio improved by a further 0.7 percentage points to 58.1% at the end of March 2005.

The cost of credit risk, which was already low, fell to 22 basis points in the first quarter. Doubtful loans as a percentage of total loans outstanding continued to fall, amounting to 3.4% at end March 2005 compared with 3.9% one year earlier, while provision cover (excluding collective provisions) stood at 69.8%.
As a result, **aggregate net income** of the 42 Regional Banks restated for the interim dividend amounted to €665 million, a year-on-year increase of 8.8%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Equity affiliates*	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax**	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	**n.a.**	**n.a.**	
Allocated capital (€ bn)		**3.3**	
ROE		**20.4 %**	

* based on the equity consolidation of 25% of net results
** Tax impact of dividends received from Regional Banks

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 6.1% to €180 million, after the accretive impact of dividends paid by the Regional Banks and after deducting the tax paid by Crédit Agricole S.A. on those dividends.

ROE stood at 20.4% as of end March 2005.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

Commercial momentum remained strong during the first quarter, particularly in bank savings products, with passbook deposits up 18.8% year-on-year. Life insurance delivered an exceptional performance, with new inflows up 38% compared with the first quarter of 2004 and in-force business up 8.9% to €30.5 billion. In securities, the Crédit Lyonnais network performed extremely well in the SANEF public offering, achieving market share of 20%, well above its 'natural' level. **Total customer assets** rose by 5.7% year-on-year to €120.3 billion. New lending to personal customers remained buoyant and the mortgage book rose by 9% over one year. The consumer credit book rose by 4.3%, with growth accelerating compared with the twelve months to December 2004 (3.7%). Demand for medium and long-term loans from SMEs picked up sharply, with new lending up 50% and the loan book 8.1%. **Total loans outstanding** were up 6.2% to €49.4 billion at 31 March 2005.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2 %**	**74.9 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6 %**	

(*) On a like-for-like basis and comparable methods

Gross operating income rose by 6.6% to €210 million in the first quarter. **Net banking income** was up 1.1% to €837 million, driven by fee and commission income (up 3.0%) principally from insurance and securities. **Operating costs** were kept **under very tight control, falling by 0.6%.** As a result of progress in the new business plan, structural costs fell by more than the cost of investing in new commercial capability (branch network optimisation programme and increased scale in call centres).

Consequently, the **cost/income ratio** improved by 1.3 percentage points to 74.9%.

Risk-related costs were unchanged from the first quarter of 2004 and the cost of risk (including collective provisions) as a percentage of risk-weighted assets remained stable at 45 basis points. Provision cover was strengthened to 79.7%.

Net income came to €118 million, a year-on-year increase of 10.5%. Annualised **ROE** stood at 20.6%.

3. SPECIALISED FINANCIAL SERVICES

Crédit Agricole S.A. continued to develop this business line, and more particularly consumer credit and factoring.
Early in the year, Sofinco acquired the household equipment financing business of Banco Comercial Portugues's specialist consumer credit subsidiary, making it Portugal's leading non-specialist consumer credit provider. In factoring, at the end of 2004 Crédit Agricole S.A. acquired Euler's 50% stake in Eurofactor, bringing its holding
up to 100%.

All business lines contributed to growth in the first quarter of 2005.

New consumer financing rose by 17% year-on-year, driven by strong growth in international business (up 45%), and more particularly in Italy (Agos Itafinco up 61%) and Germany (Creditplus up 42%).

The **managed consumer credit book** amounted to €32.7 billion at 31 March 2005, a year-on-year increase of 14.2%. International business rose by 42% and accounted for almost 31% of this total.

The lease finance book remained stable at €12.6 billion amid a climate of weak fixed investment. However, international business was more buoyant, especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing.

The **factoring business** continued to grow. Revenues were up 16.5% compared with the first quarter of 2004, while factored receivables amounted to €5 billion, an increase of 15.4%, driven by international business (up 12.4%), chiefly in Germany and Belgium.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%

Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5 %**	**53.7 %**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	

The full consolidation of Eurofactor in Crédit Agricole S.A. accounts, explained a 4 points rise of **net banking income** (up 11.6% to €603 million) and a 5 points increase of operating expenses (up 12% to €324 million).
Gross operating income amounted to €279 million, a year-on-year increase of 11.1%.

Risk-related costs fell by 4.9% to €97 million, mainly due to an improvement in the lease finance business.

Pre-tax income on ordinary activities came to €183 million, an increase of 27.9% on the first quarter of 2004.
Net income before integration-related costs rose by 49.2% to €126 million.

ROE stood at 24.3% at 31 March 2005.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

This business line performed very well in the first quarter of 2005. Assets under management amounted to €430 billion at 31 March 2005, a year-on-year increase of 8.5% and an increase of €24 billion since 31 December 2004.

The business is set to expand further following the end May 2005 agreement with Banca Intesa to take a 65% controlling interest in the combination of Nextra Investment Management and Crédit Agricole Asset Management sgr. This deal will make the Crédit Agricole S.A. Group one of Europe's top five asset managers.

The **asset management** business performed well during the quarter. Assets under management were up €14.5 billion, driven mainly by new inflows which amounted to €9 billion, representing annualised growth of 10.4%. New business came largely from corporate and institutional investors, with a strong focus on bond and alternative funds. The international subsidiaries continued to deliver good results and accounted for 45% of new inflows. Assets under management rose steeply (+9.1% with identical scope) to almost €369 billion. International business grew by 35.8% compared with 16.4% for France. During the quarter, Crédit Agricole Asset Management unified and remodelled its mutual fund offering, enriched its range of absolute return funds and launched a new Euronext-traded tracker.

In **private banking,** the main highlight of the quarter was the legal, organisational and systems merger in Switzerland between Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse to create Crédit Agricole Suisse S.A., which is the number two foreign bank in the Swiss private banking market. Assets under management remained virtually unchanged compared with 31 March 2004. Domestic business was supported by a good performance from Banque de Gestion Privée Indosuez, which capitalised on co-operation with the Regional Banks.

Life insurance enjoyed strong growth momentum and had an excellent quarter. Total premium income topped €5 billion with over 300,000 new policies written. In-force business amounted to €133 billion, a year-on-year increase of 9.7%, driven by demand for non-unit-linked business (up 10% over one year). These good results have consolidated the Group's number two position held by Predica, in the French life insurance market.

Property & casualty insurance (Pacifica and Finaref) was exceptionally buoyant with all activities delivering strong growth. Premium income rose by 21% compared with the first quarter of 2004. The

loss ratio is improving steadily and now stands at 52.7%, while the combined ratio is an excellent 82.7%.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**682**	**777**	**+13.9%**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	**47.1 %**	**43.5 %**	
Allocated capital (€ bn)		**5.8**	
ROE		**20.1 %**	

* On a like-for-like basis and on comparable methods

Gross operating income rose by 21.6% compared with the first quarter of 2004, to €439 million. Net banking income was up sharply by 13.9%, while operating expenses rose by 5.2%.

Net income before integration-related costs came to €290 million, a year-on-year increase of 18.9%. **ROE** stood at 20.1%.

5. CORPORATE AND INVESTMENT BANKING

Revenues have pursued the improvement trend initiated in final quarter of 2004, with a year-on-year increase of 7.3% in the first quarter of 2005 on a like-for-like basis and at constant exchange rates.
Net income before integration-related costs rose by 48% to €301 million, giving an annualised ROE of 16.9%.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1.%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1 %**	**65.6 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

Gross operating income was up 24.5% compared with the first quarter of 2004 and benefited from the favourable scissors effect of the growth in net banking income (up 4.9%) and the decrease by 3.1% in operating expenses. On a like-for-like basis and at constant exchange rates, gross operating income was up 27.5%.

Risk-related costs recorded a net provision reversal of €14 million.

Integration-related costs were sharply down by €20 million in the quarter.

Financing activities

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3 %**	**47.7 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

In a climate of weak demand for credit and tightening spreads, **gross operating income** rose by 29.4%, driven by stable **net banking income** (up 0.7% or 3.2% on a like-for-like basis and comparable methods) coupled with a **massive reduction in costs** (down 19% or 17.6% on a like-for-like basis and comparable methods). Net banking income was supported by a continued shift towards higher value-added products, such as structured finance.

The **cost/income ratio** improved by 11.6 percentage points to 47.7%.

Risk-related costs recorded a net provision reversal of €13 million in the quarter.

Annualised **ROE** stood at 16.9%.

Capital markets and investment banking

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8 %**	**78.1 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

The capital markets business achieved a very good performance with a near 8% increase of the **net banking income** driven by a recovery in equity derivatives, an excellent performance in fixed-income activities and a robust contribution from brokerage in a slightly less favourable climate. Operating expenses rose by 5.6% due to organic growth, leading to a 17.2% increase in **gross operating income** to €134 million.

Net income before integration-related costs amounted to €103 million, a year-on-year increase of 10%, giving an annualised **ROE** of 16.9%.

6. INTERNATIONAL RETAIL BANKING

This business line has been reorganised and certain subsidiaries (notably BFCAG, Yemen and Egypt) transferred to other business lines. International retail banking now essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, the main one being Crédit du Maroc

The contribution was mainly attributable to income from equity affiliates of €123 million up 44.4%over the first quarter of 2004. Banca Intesa which achieved a very good performance, was the main contributor.
Net income rose by 40.4% to €127 million, generating an annualised ROE of 22.3%.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	**79.4 %**	**83.2 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**22.3 %**	

**On a like-for-like basis and comparable methods*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER BUSINESS

This business line contributed a loss of €138 million compared with €156 million in the first quarter of 2004. The improvement was essentially due to the increase in net banking income caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS, compared to a relatively
low first quarter of 2004.

In € millions	Q1-04*	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38.4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

**On a like-for-like basis and comparable methods*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2005, the Crédit Agricole Group generated €1.301 billion in net income group share, up 20.4% compared to the first-quarter 2004.

€m	Q1-04	Q1-05	% change Q1-05/ Q1-04*
Net banking income	**5,875**	**6,146**	**+4.6%**

Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income – Group share	**1,081**	**1,301**	**+20.4%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit co-operatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A. general shareholders' meeting (*press release dated 18 May 2005*)

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain David, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean Le Brun who has reached the statutory age limit
- - Philippe Camus, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The general shareholders' meeting also reappointed Messrs René Carron, Alain Dieval, Daniel Lebegue, Michel Michaut, Jean-Claude Pichon, Xavier Fontanet and Corrado Passera as directors for a further three-year term.

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  - Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  - Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  - Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  - Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)

- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:
- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**
- **Net income (Group share):**
  - before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  - after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
▪ Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
➢ Income from equity affiliates	1,113	+30.0%	310	+29.7%
➢ Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a

* ***Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data***

decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

➢ Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.
➢ The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);

- growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
- the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

2. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

➢ The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change	Q4-04	% change

		2004/2003		Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change	Q4-04	% change

		2004/2003		Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
➢ Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting *programme, which the Group decided to step up at the beginning of 2004;*
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related *costs,* ***net income*** *before goodwill amortisation came to €233 million.*

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
➢ Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
➢ Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

➢ Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.
Risk-related costs fell substantially by €50 million in 2004.
Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
➢ Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.

➢ Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004**,** generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	(1.9%)	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
➢ Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**

Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.
In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
▪ Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
➢ Income from equity affiliates	8	n.a.	4	n.a.
➢ Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.
This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.
This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.
Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
➢ Income from equity affiliates	389	+77.6%
➢ Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**

Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).
The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.
At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Summary of assets and liabilities as at June 30, 2005, published on August 15, 2005

Please see attached English-language translation.

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published August 15, 2005, page 22013-22014

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at June 30, 2004.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 905 297
Treasury bills and similar items	4 060 648
Due from banks	38 504 944
Crédit Agricole internal transactions	180 377 328
Customer-related items	3 439 609
Bonds and other fixed-income securities	10 160 117
Shares and other variable-income securities	3 791 331
Investments and other long-term securities	11 683 395
Investments in non-consolidated affiliates	34 440 534
Intangible assets, bank premises and equipment	193 105
Other assets	7 826 411
Sundry accounts and prepaid expenses	8 512 289
Total assets	306 895 008

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	124
Due to banks	31 598 988
Crédit Agricole internal transactions	13 666 550
Customer-related transactions	168 805 313
Debts represented by a security	37 186 033
Other liabilities	2 665 981
Sundry accounts and unearned income	12 468 054
General risks and liabilities reserves	1 868 969
Subordinated debt and equity loans	18 469 633
Fund for general banking risks (FGBR)	636 203
Shareholders' equity (excl. FGBR)	19 529 160
Share capital	4 420 567
Additional paid-in capital	12 259 979
Reserves	2 615 248
Regulated provisions and investment grants	1 152
Retained earnings	232 214
Total liabilities and shareholders' equity	306 895 008

Off-balance sheet items	Amount
Guarantees and commitments given	15 411 065
Financing commitments given	3 148 610
Guarantees given	12 262 455
Commitments on securities	0
Guarantees and commitments received	3 708 978
Financing commitments received	3 470 134
Guarantees received	238 844
Commitments on securities	0

Cumulative Financial Position of the 43 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 527 448
Treasury bills and similar items	425 643
Due from banks	1 401 086
Crédit Agricole internal transactions	16 942 254
Due from customers	246 030 288
Bonds and other fixed-income securities	6 789 692
Shares and other variable-income securities	11 186 199
Investments and other long-term securities	11 935 956
Investments in non-consolidated affiliates	910 386
Intangible assets, bank premises and equipment	2 715 873
Other assets	2 265 107
Sundry accounts and prepaid expenses	4 884 654
Total assets	309 014 586

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	244
Due to banks	640 154
Crédit Agricole internal transactions	180 847 558
Customer-related items	68 503 328
Debts represented by a security	13 136 659
Other liabilities	2 037 286
Sundry accounts and unearned income	5 003 778
General risks and liabilities reserves	3 462 458
Mutual security deposits	3 151
Subordinated debt and equity loans	3 261 353
Fund for general banking risks (FGBR)	1 274 561
Shareholders' equity (excl. FGBR)	30 844 056
Share capital	4 056 315
Additional paid-in capital	9 126 658
Reserves	17 982 543
Regulated provisions and investment grants	19 269
Retained earnings	- 340 729
Total liabilities and shareholders' equity	309 014 586

Off-balance sheet items	
Guarantees and commitments given	52 647 549
Financing commitments given	45 186 449
Guarantees given	7 196 464
Commitments on securities	264 636
Guarantees and commitments received	47 293 932
Financing commitments received	692 706
Guarantees received	46 301 381
Commitments on securities	299 845

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through August 31, 2005

Please see attached.

CRÉDIT AGRICOLE S.A.

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28 August 2005

LCL is born

LCL signals a new commitment: 'Ask your money to do more for you'.
This new motto reflects the consumer-centric position that LCL is adopting.

More than a year ago, under the impetus of CEO Georges Pauget, the Group's 27,000-strong staff began working to implement a highly ambitious corporate strategic plan designed to build a unique banking model that was highly differentiated from the competition in France. LCL is now the only nationwide high-street bank that is dedicated exclusively to retail banking in the personal, small business and middle-market segments.

This strategic plan culminates in a new commitment and a new identity, which have been endorsed by all employees and are eagerly anticipated by a vast majority of 150,000 recently polled customers. [...]

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PRESS RELEASE

Paris, 28 August 2005

LCL is born

Starting today, Crédit Lyonnais has become LCL.

LCL signals a new commitment: 'Ask your money to do more for you'.

This new motto reflects the consumer-centric position that LCL is adopting.

More than a year ago, under the impetus of CEO Georges Pauget, the Group's 27,000-strong staff began working to implement a highly ambitious corporate strategic plan designed to build a unique banking model that was highly differentiated from the competition in France. LCL is now the only nationwide high-street bank that is dedicated exclusively to retail banking in the personal, small business and middle-market segments.

This strategic plan culminates in a new commitment and a new identity, which have been endorsed by all employees and are eagerly anticipated by a vast majority of 150,000 recently polled customers.

A new commitment to customers

LCL has decided to forge closer ties with all its customers by encouraging them to ask their money to do more for them – through more hospitality, more effectiveness, faster service, greater availability, and enhanced services.

In practice, this has resulted in streamlining internal procedures, bringing branches closer and making them more welcoming to customers, simplifying banking relationships, and by offering more convenient payment systems, faster property loan application processing, a comprehensive, original range of insurance products, enhanced investment products, and greater flexibility for professionals.

A new identity

LCL is a streamlined, more modern, more proactive, more efficient, more responsive version of Crédit Lyonnais.

LCL's new image retains the core yellow and green colouring of the Crédit Lyonnais logo.

The new emblem, designed by Desgrippes Gobé, will gradually be applied to all of the bank's signs and documents – its 1,895 branches, chequebooks, bank cards, bank statements, Web sites and correspondence will all eventually display the new logo.

This new identity is underpinned by an ambitious advertising campaign that was conceived and designed by Aubert Storch Associés Partenaires.

CRÉDIT AGRICOLE S.A.

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30 August 2005

Reserved rights issue for Crédit Agricole group employees

Press release

The Crédit Agricole S.A.'s new reserved rights issue for employees, which ran from 30 May until 16 June 2005, was completed on 26 August 2005. In all, 60 000 employees of the Crédit Agricole group, both in France and abroad, subscribed to the issue, for a total of €462.5 million, which was reduced to €400 million, in accordance with the transaction circular. The reservation ratio was 116% for a share subscription ratio of 43% in France.

Launched two years after the last reserved rights issue for employees following the merger with Crédit Lyonnais, this issue reflects the importance the Group places on employee share ownership and its determination to continue to promote involvement of all staff in the Group's development. The high rate of subscription to the offering is a testament of the staff's confidence in the company.

23,799,864 new shares were created in this issue, thereby increasing the number of shares owned by Crédit Agricole group employees via employee share savings schemes to 89,676,098 and the number of shares that make up Crédit Agricole S.A.'s share capital to 1,497,322,301. As of 26 August 2005, employees owned 6% of the share capital.

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2A

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

August 9, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published August 9, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 08/01/2005 AND 08/05/2005

date of transaction	number of shares	weighted average price	amount
sale on 01/08/2005	9,516	22.53	214,395.48
sale on 03/08/2006	10,720	22.83	244,737.60
sale on 05/08/2006	4,382	22.90	100,347.80
	24,618	**22.73**	**559,480.88**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

August 25, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2B

English translation from French

Crédit Agricole S.A. AMF Notice published August 25, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 08/16/2005 AND 08/19/2005

date of transaction	number of shares	weighted average price	amount
sale on 08/16/2005	36,564	22.73	831,099.72
sale on 08/19/2005	1,790	22.25	39,827.50
	38,354	**22.71**	**870,927.22**